NINE MONTHS ENDED SEPTEMBER 30, 2003

OPERATING AND FINANCIAL REVIEW

AND PROSPECTS

&

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

(FRENCH GAAP BASIS)

Unaudited, French GAAP Basis

A.- NINE MONTHS YEAR-TO-DATE OPERATING AND FINANCIAL REVIEW AND PROSPECTS
1. 2003 SIGNIFICANT TRANSACTIONS
1.1. Changes in scope completed year-to-date
1.2. Other significant transactions completed year-to-date
1.3. Significant transactions agreed upon year-to-date, being completed
2. NINE MONTHS YEAR-TO-DATE RESULTS
2.1. Consolidated statement of income
2.2. Revenues and operating income by business segment
2.3. Supplementary information
3. LIQUIDITY UPDATE
3.1. Financial position and capital resources
3.2. Cash flows
3.3. Change in financial net debt during the first nine months of 2003
3.4. Maturity of Indebtedness
3.5. Description of our indebtedness
4. FORWARD LOOKING STATEMENTS
B- CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003
NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
1.1. Description of business
1.2. Summary of significant accounting policies and practices
NOTE 2. GOODWILL AND OTHER INTANGIBLE ASSETS
2.1. Changes in goodwill
2.2. Final purchase price allocation of the entertainment assets of InterActiveCorp
2.3. Review of the carrying value of goodwill and other intangible assets
NOTE 3. SHAREHOLDERS’ EQUITY, MINORITY INTERESTS AND OTHER EQUITY
3.1. Goodwill recorded as a reduction of shareholders’ equity
3.2. Change in minority interests
3.3. Other equity: notes mandatorily redeemable in new shares of Vivendi Universal
3.4. Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE)
NOTE 4. DEBT
4.1. Financial net debt
4.2. Long-term debt detailed by currency
NOTE 5. INCOME TAXES
NOTE 6. ADDITIONAL FINANCIAL STATEMENT INFORMATION
6.1. Other financial expenses, net of provisions
6.2. Exceptional items, net (capital gains or losses, net of reversal of provisions)
6.3. Depreciation and amortization
6.4. Selected contribution data to consolidated statement of cash flows as of September 30, 2003
NOTE 7. BUSINESS SEGMENT DATA
7.1. Statement of Income
7.2 Balance sheet and consolidated statement of cash flows
NOTE 8. COMMITMENTS, CONTINGENCIES AND LITIGATION
8.1. Commitments and contingencies
8.2. Litigation
EX-99.1: FINANCIAL STATEMENTS

A.- NINE MONTHS YEAR-TO-DATE OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)		1
1.	2003 SIGNIFICANT TRANSACTIONS	1
	1.1. Changes in scope completed year-to-date	1
	1.2. Other significant transactions completed year-to-date	2
	1.3. Significant transactions agreed upon year-to-date, being completed	2
2.	NINE MONTHS YEAR-TO-DATE RESULTS	4
	2.1. Consolidated statement of income	4
	2.2. Revenues and operating income by business segment	6
	2.3. Supplementary information	9
3.	LIQUIDITY UPDATE	12
	3.1. Financial position and capital resources	12
	3.2. Cash flows	14
	3.3. Change in financial net debt during the first nine months of 2003	15
	3.4. Maturity of Indebtedness	16
	3.5. Description of our indebtedness	16
4.	FORWARD LOOKING STATEMENTS	23
B- CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003 (UNAUDITED)		24
NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES		28
	1.1. Description of business	28
	1.2. Summary of significant accounting policies and practices	28
NOTE 2. GOODWILL AND OTHER INTANGIBLE ASSETS		29
	2.1. Changes in goodwill	29
	2.2. Final purchase price allocation of the entertainment assets of InterActiveCorp	29
	2.3. Review of the carrying value of goodwill and other intangible assets	29
NOTE 3. SHAREHOLDERS’ EQUITY, MINORITY INTERESTS AND OTHER EQUITY		30
	3.1. Goodwill recorded as a reduction of shareholders’ equity	30
	3.2. Change in minority interests	30
	3.3. Other equity: notes mandatorily redeemable in new shares of Vivendi Universal	30
	3.4. Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE)	31
NOTE 4. DEBT		31
	4.1. Financial net debt	31
	4.2. Long-term debt detailed by currency	33
NOTE 5. INCOME TAXES		34
NOTE 6. ADDITIONAL FINANCIAL STATEMENT INFORMATION		34
	6.1. Other financial expenses, net of provisions	34
	6.2. Exceptional items, net (capital gains or losses, net of reversal of provisions)	35
	6.3. Depreciation and amortization	35
	6.4. Selected contribution data to consolidated statement of cash flows as of September 30, 2003	36
NOTE 7. BUSINESS SEGMENT DATA		36
	7.1. Statement of Income	37
	7.2. Balance sheet and consolidated statement of cash flows	38
NOTE 8. COMMITMENTS, CONTINGENCIES AND LITIGATION		39
	8.1. Commitments and contingencies	39
	8.2. Litigation	39

Unaudited, French GAAP Basis

A.- NINE MONTHS YEAR-TO-DATE OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)

Preliminary note: Vivendi Universal considers the following non-GAAP measures to be important indicators of Vivendi Universal’s operating or financial performance:

•	average revenue per user as determined by SFR-Cegetel

•	pro forma revenue and operating income

•	financial net debt

These measures are each defined in the appropriate section of this document. They should be considered in addition to, not as a substitute for, other measures reported in accordance with generally accepted accounting principles used to report the performance of Vivendi Universal. Moreover it should be noted that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

1.     2003 SIGNIFICANT TRANSACTIONS

1.1. Changes in scope completed year-to-date

1.1.1. Acquisition of an additional investment interest in Cegetel Groupe SA

On January 23, 2003, Vivendi Universal purchased BT Group’s 26% interest in Cegetel Groupe SA for €4 billion in order to increase its interest in the French telecommunications operator to 70%. The acquisition of this interest from BT Group was realized through Société d’investissements pour la téléphonie (SIT), as follows:

a.	SIT, wholly owned, controlled and consolidated by Vivendi Universal, became the legal owner of the 26% shareholding at an acquisition cost of €4 billion.

b.	SIT was financed by €2.7 billion paid in cash by Vivendi Universal and by a non-recourse loan of €1.3 billion which had a scheduled maturity of June 30, 2004. Debt service of this loan, which was drawn on January 23, 2003, was expected to be provided by dividends paid in respect of its 26% shareholding in Cegetel Groupe SA. This loan was reimbursed in July 2003 out of the proceeds of the issuance of five-year Senior Notes. As a consequence of the repayment of its credit facility, SIT will be merged with Vivendi Universal, allowing the group to simplify the ownership structure of the 26% stake in Cegetel Groupe SA, and thereby to increase its access to dividends from Cegetel Groupe SA.

As a result of this transaction, Cegetel Groupe SA which used to be consolidated by Vivendi Universal with a 44% interest, has been consolidated with a 70% interest since January 23, 2003.

1.1.2. Disposition of Canal+ Technologies

The sale of Vivendi Universal’s 89% stake in Canal+ Technologies to Thomson was closed on January 31, 2003 for €191 million in cash. The disposition of this impaired subsidiary generated a capital gain of €21 million.

1.1.3. Disposition of Consumer Press Division

The sale of the Consumer Press Division (Groupe Express-Expansion - Groupe l’Etudiant) to the Socpresse Group was completed on February 4, 2003 following authorization by The Ministry of Economy and Finance in January 2003 for an aggregate consideration of €200 million. This transaction generated a capital gain of €104 million.

1.1.4. Disposition of Telepiù

In April 2003, following the approval by the European Commission of the acquisition of Telepiù by News Corporation and Telecom Italia,, Vivendi Universal, Canal Plus Group, News Corporation and Telecom Italia completed the sale of Telepiù, the Italian pay-TV platform. The consideration for this transaction amounted to €831 million, comprising debt of €374 million (after an incorporation to the capital of €100 million) and €457 million in cash. The cash payment includes a €13 million adjustment corresponding to the reimbursement of the accounts payable net of debt adjustment. This transaction generated a capital gain of €220 million after the reversal of a €352 million provision resulting from improvements in working capital registered by Telepiù in the first quarter of 2003.

1.1.5. Sale of fixed-line telecommunications in Hungary

In May 2003, Vivendi Universal concluded an agreement on the disposal of its fixed-line telephony activities in Hungary (Vivendi Telecom Hungary) to a consortium led by AIG Emerging Europe Infrastructure Fund and GMT Communications Partners Ltd. The amount of the transaction was €325 million in enterprise value including the issuance of a €10 million promissory note that will mature in 4 years’ time. The disposition of this impaired subsidiary generated a capital gain of €20 million.

1.1.6. Disposition of Spencer Gift

On May 30, 2003, Vivendi Universal sold Spencer Gifts, a US novelty and knick-knack chain, to an investor group led by privately held Gordon Brothers Group and Palladin Capital Group Inc. for consideration consisting of preferred and common stock of Spencer Gifts LLC, the surviving entity following the transaction. This operation generated no capital gain.

1.1.7. Disposition of Comareg

Unaudited, French GAAP Basis

In May 2003, Vivendi Universal completed the sale of Comareg to the France Antilles group, which had been approved by the French competition authority. The consideration received from this transaction was €135 million. This transaction generated a capital gain of €42 million.

1.1.8. Dilution in Sogecable

In connection with its merger with Viadigital, a Telefonica’s subsidiary, Sogecable issued a capital increase in July 2003 subscribed exclusively by Telefonica. As a consequence, Canal Plus Group’s ownership interest in Sogecable decreased from 21.27% to 16.38%. This transaction generated a profit of dilution of €72 million.

In addition, each of the three main shareholders (Canal Plus Group, Prisa and Telefonica) granted a loan to Sogecable for €50 million that will mature in 10 years’ time.

1.2.	Other significant transactions completed year-to-date

1.2.1. Closing of contractual guarantees to former Rondor Shareholders

In connection with the purchase of Rondor Music International in 2000, there existed a contingent purchase price adjustment based on the market value of Vivendi Universal shares. The contingent purchase price adjustment was triggered in April 2002 when the market value of Vivendi Universal’s shares fell below $37.50 for 10 consecutive days and the former shareholders of Rondor requested early settlement. A liability for this adjustment was recorded in the consolidated balance sheet of Vivendi Universal at December 31, 2002 for an estimated amount of €223 million (approximately $230 million). On March 3, 2003, this liability was settled and the former shareholders of Rondor received 8.8 million shares of Vivendi Universal, then representing 0.8% of capital stock and a cash amount of U.S. $100.3 million (€92.6 million).

1.2.2. Sale of InterActiveCorp warrants

In February 2003, Vivendi Universal sold 32.19 million warrants of InterActiveCorp - formerly known as USA Interactive and prior thereto as USA Networks, Inc.- to a financial institution. These warrants were initially acquired in connection with the acquisition of the entertainment assets of InterActiveCorp. In June 2003, InterActiveCorp purchased the remaining 28.28 million warrants: 16,187,094 equity warrants at a $32.50 exercise price for a sale price of $14.97 per warrant and 12,093,547 equity warrants at a $37.50 exercise price for a sale price of $13.65 per warrant. These transactions generated a loss of €329 million, which was offset by the reversal of the related provision registered as at December 31, 2002 for €454 million. Upon the completion of these transactions, Vivendi Universal continues to hold, directly or indirectly, approximately 56.6 million shares (approximately 12% of InterActiveCorp’s share capital).

1.3.	Significant transactions agreed upon year-to-date, being completed

1.3.1. Merger of Cegetel and Télécom Développement

Cegetel Groupe SA and SNCF (The French National Railway Company) announced on July 23, 2003 a merger between Cegetel SA (fixed line operator, company of Cegetel Groupe) and Telecom Developpement (network operator, joint subsidiary of SNCF and Cegetel Groupe). The shareholders (Vivendi Universal, Vodafone and SNCF) gave their consent to this project which is expected to take place in the last quarter of 2003, subject to administration authorization and regulatory approval. The new corporation will preserve the name of Cegetel and the capital will be held up to 65% by Cegetel Groupe and 35% by SNCF.

1.3.2. Agreement on the sale of Canal+ Television AB

In October 2003, Vivendi Universal and Canal Plus Group sold Canal+ Television AB, the company in charge of its pay-television channel activities in the Nordic region, to a consortium made of equity firms Baker Capital and Nordic Capital. The transaction is based on an enterprise value of €70 million, resulting in a net contribution to the Group’s debt reduction of approximately €54 million, principally due to loan retirement.

1.3.3. Combination of NBC and Vivendi Universal Entertainment

On October 8, 2003, Vivendi Universal and GE announced the signing of a definitive agreement for the combination of NBC and VUE. The new company, to be called NBC Universal, will be 80%-owned by GE, with 20% held by Universal Studios Holding III Corp., a Vivendi Universal subsidiary, subject to adjustment in the event that MHI Investment Corporation participates in the VUE/NBC Transaction or InterActiveCorp, which holds a 5.44% common interest in VUE, exercises certain rights it has to participate in the VUE/NBC Transaction. NBC Universal’s assets will include: the NBC Television Network, Universal Pictures, television production studios NBC Studios and Universal Television, a portfolio of cable networks, the NBC TV stations group, Spanish-language TV broadcaster Telemundo and its 15 Telemundo stations and interests in five theme parks. On a pro forma basis, NBC Universal is projected to have 2003 revenues of more than $13 billion from a diverse group of complementary assets and 2003 EBITDA of nearly $3 billion.

As part of the transaction, the shareholders of VUE are expected to receive at closing their allocable share of $3.6 billion of cash consideration, of which Vivendi Universal is expected to receive approximately $3.3 billion, subject to adjustment in the event

2	Unaudited, French GAAP Basis

that MHI Investment Corporation participates in the VUE/NBC Transaction or InterActiveCorp exercises certain rights it has to participate in the VUE/NBC Transaction. Vivendi Universal will also benefit from an approximately $1.7 billion reduction in debt on a consolidated basis as a result of the deconsolidation of VUE. Beginning in 2006, Vivendi Universal will have the option to begin monetizing its ownership interest in NBC Universal at fair market value. Vivendi Universal will hold three out of 15 seats on the board of directors of NBC Universal.

The terms of the VUE/NBC Transaction contemplate that Vivendi Universal and VUE may negotiate a restructuring of the existing VUE interests owned by InterActiveCorp, although such a restructuring is not a condition to the VUE/NBC Transaction. Such a restructuring could be beneficial to Vivendi Universal because it could allow it to realize value from the InterActiveCorp stock that is currently subject to transfer restrictions in connection with the obligations of certain of its subsidiaries under the VUE Partnership Agreement relating to one series of VUE preferred stock (the “InterActiveCorp Stock”) and could allow Vivendi Universal to reduce or eliminate certain of its ongoing obligations under the current terms of the VUE/NBC Transaction, as described below. A restructuring of the VUE interests could also result in an agreement among the parties to the VUE/NBC Transaction to amend its terms. Such amendments could include changes to implement any additional forms of equity consideration to be issued to VUE shareholders, as well as changes to the amounts of equity and cash to be paid. A restructuring could also involve a release of the InterActiveCorp Stock.

Under the existing terms of the VUE/NBC Transaction, (i) Vivendi Universal is responsible for certain economic costs associated with the existing VUE preferred stock, including the cost of the required defeasance of the VUE series A preferred stock and the net costs of the dividends on the VUE series B preferred stock, and (ii) Vivendi Universal is entitled to certain economic benefits related to the value of the InterActiveCorp Stock, regardless of whether such costs or value are realized before or after the completion of the VUE/NBC Transaction. The terms of the VUE/NBC Transaction also contemplate that Vivendi Universal will be required to pledge a portion of its NBC Universal stock to secure its obligations with respect to the defeasance of the VUE series A preferred stock. Vivendi Universal also has certain contingent obligations in connection with the VUE/NBC Transaction relating to taxes, retained businesses and liabilities, the disposition of certain businesses and other matters customary for a transaction of this type.

The completion of the VUE/NBC Transaction is subject to customary approvals from various regulatory agencies and other conditions. Vivendi Universal currently anticipates completing the VUE/NBC Transaction in the first half of 2004.

1.3.4. Vivendi Universal and Vodafone agreements

On October 14, 2003, Vivendi Universal and Vodafone Group Plc announced four agreements, which they believe will improve the performance of Cegetel Groupe and optimize the cash flows between Cegetel Groupe and its shareholders. The agreements are described below:

1) Vodafone and SFR have signed an agreement to increase their cooperation and their joint economies of scale through:

•	coordination of their activities in the development and rollout of new products and services, including Vodafone live! and,

•	development of operational synergies in procurement (including IT and technology) and best practice sharing.

Vivendi Universal expects that these arrangements will further enhance SFR’s competitiveness and will therefore benefit both SFR’s customers and shareholders.

2) Vivendi Universal and Vodafone also agreed in principle to simplify the structure of Cegetel Groupe through the mergers of Compagnie Transatlantique de Télécommunications (Transtel), Compagnie Financière pour le Radiotéléphone (Cofira) and SFR into Cegetel Groupe. The merged entity will be renamed “SFR”. Vivendi Universal would hold 55.8% and members of the Vodafone group would hold 43.9% of the share capital of the merged entity. The balance of the share capital would be held by individuals who were formerly minority shareholders in Cofira. Providing the mergers receive regulatory approvals in France and final board and shareholder approvals, Vivendi Universal currently expects that these mergers will be implemented in the fourth quarter of 2003.

3) Vivendi Universal and Vodafone agreed to establish the payment of quarterly dividends by the merged entity to its shareholders beginning in 2004. This should enhance the access of both shareholders to the cash flows generated by the merged entity.

4) In addition, Vivendi Universal and Vodafone agreed in principle that Vivendi Universal would be able to access available cash pro rata to its shareholding from the merged entity through a cash pooling agreement, up to a limit of €250 million. Advances under the cash pooling agreement would be repayable on the date on which quarterly dividends become payable by the merged entity. Providing this agreement receives final board and shareholder approvals, it will become effective upon the completion of the mergers of Transtel, Cofira and SFR into Cegetel Groupe.

1.3.5. Acquisition of DreamWorks Records

Unaudited, French GAAP Basis

On November 11, 2003, DreamWorks SKG and Universal Music Group (UMG) announced an agreement for UMG to acquire DreamWorks Records. The label’s aesthetic extends to rock and pop, country, urban, film scores and soundtracks, and Broadway cast recordings. This acquisition is subject to customary conditions, including regulatory approvals.

     1.3.6. Canal Plus Group’s recapitalization

On December 18, following Canal Plus Group’s extraordinary shareholders’ meeting, Vivendi Universal recapitalized Canal Plus Group for €3 billion by the incorporation of a loan. This transaction, which had been decided by Vivendi Universal Board of Directors on September 23, 2003, generated no cash flow.

2. NINE MONTHS YEAR-TO-DATE RESULTS (French GAAP, unaudited)

2.1. Consolidated statement of income

Due to substantial scope reductions, the straightforward comparisons of 2003 versus 2002 results, on an actual basis, may not be meaningful. In light of that, the comparisons below are presented with an illustrative scope identical to existing fully consolidated subsidiaries.

		Nine months ended September 30,

		2003	2002	2002
			Illustration VE equity
			accounting and
			VUP sold affiliates
			as discontinued
			operations (1)	As reported (2)

		(In millions of euros, except per share amounts)
Revenues		€18 267	€19 629	€44 541
Cost of revenues		(10 232)	(11 589)	(30 888)
Selling, general and administrative expenses		(5 386)	(5 913)	(9 891)
Other operating expenses, net		(76)	(275)	(267)

Operating income		2 573	1 852	3 495
Financing expense		(531)	(451)	(1 052)
Other financial expenses, net of provisions	(3)	(339)	(3 551)	(3 748)

Financing and other expenses, net		(870)	(4 002)	(4 800)

Income (loss) before exceptional items, income taxes, equity interest, goodwill amortization and minority interests		1 703	(2 150)	(1 305)
Exceptional items, net		481	1 251	1 333

Income (loss) before income taxes, equity interest, goodwill amortization and minority interests		2 184	(899)	28
Income tax expense		(845)	(537)	(878)

Income (loss) before equity interest, goodwill amortization and minority interests		1 339	(1 436)	(850)
Equity (losses) earnings of unconsolidated companies and sold affiliates	(1)	(87)	(137)	(314)
Equity loss in Veolia Environnement impairment	(4)	(190)	—	—
Goodwill amortization		(625)	(719)	(952)
Goodwill impairment		(161)	(11 000)	(11 000)

Income (loss) before minority interests		276	(13 292)	(13 116)
Minority interests		(777)	(248)	(424)

Net loss		€(501)	€(13 540)	€(13 540)

Loss per basic share		€(0,47)	€(12,45)	€(12,45)

Weighted average common shares outstanding (in millions)	(5)	1 070,8	1 087,9	1 087,9

(1)	This illustrative consolidated statement of income presents the accounting of Veolia Environnement (ex Vivendi Environnement) using the equity method from January 1, 2002 and Vivendi Universal Publishing (VUP) assets sold in 2002 and 2003 as discontinued operations in accordance with the option proposed by the paragraph 23100 of the French rules 99-02.

(2)	As reported in a press release on November 26, 2002.

(3)	Includes financial provisions, net of €407 million, €(3,330) million and €(3,430) million as of September 30, 2003, September 30, 2002 “Illustration VE equity accounting and VUP sold affiliates as discontinued operations” and September 30, 2002 as reported, respectively.

(4)	The impairment loss €190 million corresponds to Vivendi Universal’s 20.4 % interest in Veolia Environnement impairment of goodwill and other intangible assets (i.e. €440 million), after a “theoretical” impairment of goodwill initially recorded as a reduction

Unaudited, French GAAP Basis

of shareholder’s equity of €250 million, as prescribed by French GAAP. Please refer to Note 3 “Shareholders’ equity, minority interests and other equity” in “Consolidated Financial Statements at September 30, 2003”, included elsewhere in this document.

(5)	Excluding treasury shares recorded as a reduction of shareholders’ equity.

Comparison of the nine months ended September 30, 2003 versus the nine months ended September 30, 2002 as reported

Revenues

For the first nine months of 2003, Vivendi Universal reported revenues of €18,267 million compared with €44,541 million for the first nine months of 2002. On a pro forma basis1, revenues were down 10%, and 3% at constant currency, for the first nine months of 2003.

Operating income

For the first nine months of 2003, operating income was €2,573 million, down 26% compared to the same period last year. On a pro forma basis1, for the first nine months of 2003, operating income was up 27%, despite the negative impact from the euro/dollar average exchange rate. On a constant currency basis, pro forma operating income growth would have been 32%.

Financing expense

In the first nine months of 2003, financing expense amounted to €531 million compared with €1,052 million for the same period in 2002. The sales of certain affiliates and of the majority of our interest in Veolia Environement at the end of 2002 significantly reduced our debt level. Of the total financing expenses in the first nine months of 2002, €600 million pertained to VUP affiliates sold in 2002 and 2003 and Veolia Environnement, which was deconsolidated at the end of 2002. However, higher costs were incurred in 2003 as a consequence of the downgrades of Vivendi Universal’s credit rating during 2002 and the implementation of the refinancing plan Vivendi Universal initiated in July 2002. The average cost of debt in the first nine months of 2003 was 4.69% compared to 3.81% in the first nine months of 2002 (excluding Veolia Environnement).

Other financial expenses, net of provisions

For the first nine months of 2003, other financial expenses, net of provisions of €339 million was principally comprised of the gain on the sale of InterActiveCorp warrants (€125 million), the impact of the termination of the LineInvest total return swap related to the sale of AOL Europe shares (€97 million), a provision on interest rate swaps (-€57 million), depreciation on investments (-€73 million), the amortization of deferred charges on bond issuances, facilities and others (-€180 million) and foreign exchange losses (-€193 million).

For the first nine months of 2002, other financial expenses, net of provisions of €3,748 million was principally comprised of capital gains of the sale of portfolio investments (€180 million, primarily Vinci), losses related to put options on treasury shares (-€713 million), the reversal of Vizzavi 2001 impairment following the sale of Vizzavi (€130 million) and provision accruals mainly related to certain international telecoms operations (mainly Elektrim Telekomunikacja: -€610 millions and Hungarian investment: -€385), Echostar investment (-€685 million), Sithe Energies (-€284 million), potential market risk on AOL Time Warner shares in connection with the LineInvest total return swap
(-€270 million), premium on Vivendi Universal call options granted to BNP (-€226 million), DuPont investment (-€173 million), the contingent purchase price of Rondor Music (-€127 million) and Softbank Capital Partners investment (-€120 million).

Exceptional items, net

For the first nine months of 2003, net exceptional items of €481 million consisted mainly of capital gains on the dispositions of Telepiù (€220 million), the Consumer Press Division (€104 million), Comareg (€42 million) and international telecom assets (€36 million) and profit on dilution in Sogecable (€72 million).

In the first nine months of 2002, net exceptional income totaled 1,333 million, reflecting the gains on the BSkyB share sale (€1.6 billion), on the Veolia Environnement transactions (€922 million), on the disposition of Canal Digital (€151 million) and on the sale of Vizzavi (€90 million). These gains were partially offset by the loss on the disposition of VUP’s business-to-business and health divisions (-€268 million) and the provisions on the anticipated dispositions of Telepiù (-€300 million) and Houghton Mifflin (-€900 million).

Income tax expense

For the first nine months of 2003, income tax expense totaled €845 million compared with €878 million for the same period in 2002. In the first nine months of 2002, the tax expense was partially offset by deferred tax income related to French fiscal group tax losses generated by financial provision accruals. In 2003, however, the supplementary tax losses generated inside the French fiscal group were not recognized as deferred tax assets due to uncertain recovery prospects.

Equity losses of unconsolidated companies and sold affiliates

In 2003, this line item includes €7 million for equity earnings related to the Consumer Press Division, which was sold in early February 2003. Equity losses of unconsolidated companies decreased from €314 million to €94 million, primarily due to decreased losses from international telecom affiliates and the sale of Vizzavi in August 2002.

Goodwill amortization

For the first nine months of 2003, recurring goodwill amortization declined 48%, primarily due to the impact of goodwill impairment charges taken in 2002 and the deconsolidation of Veolia Environnement as of December 31, 2002, which was

1 The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposition of VUP assets in 2002 and 2003 as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002.

Unaudited, French GAAP Basis

partially offset by the amortization of goodwill related to the complementary interest in Cegetel Groupe SA. In the first nine months of 2003, goodwill amortization also included an exceptional amortization of €129 million at Canal Plus Group, which was recorded in order to offset the reversal of the Disney provision. This provision was reversed through operating income in the first quarter of 2003 when the turn around of the Telepiù subscriber base in the fourth quarter of 2002 and the first quarter of 2003 had made the Disney contract profitable.

Goodwill impairment

For the first nine months of 2003, the goodwill impairment related to Canal Plus Group’s subsidiaries (Canal+ Nordic, Canal+ Benelux and other assets), which the company intends to sell. As at September 30, 2002, in light of the continued deterioration of the economy since December 2001 and the impact of higher financing costs for Vivendi Universal, management recorded an interim impairment charge of €11 billion. This impairment concerned Canal Plus Group (€3.8 billion), Universal Music Group (€3.5 billion), Vivendi Universal Entertainment (€2.6 billion), and Telecom and Internet (€1.1 billion).

Minority interests

In the first nine months of 2003, the minority interest expense, at €777 million, increased significantly primarily due to the improved profitability at SFR-Cegetel but was partially offset by the deconsolidation of Veolia Environnement (VE). VE was fully consolidated (with Vivendi Universal owning a 63% interest) for the first nine months of 2002 and accounted for using the equity method in 2003.

Net loss

A net loss of €501 million in the aggregate or 0.47 per share (basic and diluted) was incurred in the first nine months of 2003, compared with a net loss of €13,540 million in the aggregate or €12.45 per share (basic and diluted) in the first nine months of 2002.

2.2.	Revenues and operating income by business segment

	ACTUAL (1)

	Quarter Ended September 30,				Nine Months Ended September 30,

				% Change				% Change
			%	at constant			%	at constant
	2003	2002	Change	currency	2003	2002	Change	currency

	(In millions of euros)
Revenues
Canal Plus Group	€969	€1 167	-17%	-17%	€3 184	€3 511	-9%	-9%
Universal Music Group	1 115	1 328	-16%	-9%	3 283	4 201	-22%	-13%
Vivendi Universal Games (2)	77	166	-54%	-39%	317	502	-37%	-24%
Vivendi Universal Entertainment	1 305	1 291	1%	15%	4 267	4 442	-4%	16%

Media activity	3 466	3 952	-12%	-5%	11 051	12 656	-13%	-2%
SFR - Cegetel	1 941	1 804	8%	8%	5 553	5 246	6%	6%
Maroc Telecom	387	399	-3%	ns	1 101	1 115	-1%	3%

Telecom activity	2 328	2 203	6%	6%	6 654	6 361	5%	5%
Others (3)	109	170	-36%	-38%	434	612	-29%	-22%

Total Vivendi Universal	€5 903	€6 325	-7%	-2%	€18 139	€19 629	-8%	ns

(Excluding businesses sold in 2002 and 2003)
Veolia Environnement	—	7 184	na		—	22 135	na
VUP assets sold during 2002 and 2003 (4)	—	1 042	na		128	2 777	na

Total Vivendi Universal	€5 903	€1 4551	-59%		€18 267	€44 541	-59%

Operating income
Canal Plus Group	€133	€40	na	na	€378	€(29)	na	na
Universal Music Group	4	16	-75%	na	(38)	185	na	na
Vivendi Universal Games (2)	(58)	(2)	na	na	(110)	37	na	na
Vivendi Universal Entertainment	197	195	1%	14%	692	725	-5%	15%

Media activity	276	249	11%	6%	922	918	ns	13%
SFR - Cegetel	531	460	15%	15%	1 515	1206	26%	26%
Maroc Telecom	174	111	57%	62%	457	315	45%	51%

Telecom activity	705	571	23%	24%	1972	1521	30%	31%
Holding & Corporate	(59)	(67)	11%	11%	(213)	(254)	16%	11%
Others (3)	(26)	(152)	83%	77%	(114)	(333)	66%	62%

Total Vivendi Universal	896	601	49%	47%	2 567	1 852	39%	44%

(Excluding businesses sold in 2002 and 2003)
Veolia Environnement	—	357	na		—	1 368	na
VUP assets sold during 2002 and 2003(4)	—	247	na		6	275	na

Total Vivendi Universal	€896	€1 205	-26%		€2 573	€3 495	-26%

(1)	2003 and 2002 revenue totals represent actual revenue as published in BALO on November 14, 2003 and on November 15, 2002 respectively.

Unaudited, French GAAP Basis

(2)	Formerly part of VUP (includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States).

(3)	Comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 and 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.

(4)	Comprised of Comareg sold in May 2003, the Consumer Press Division sold in February 2003, VUP assets sold to Editis (ex Investima 10) in December 2002, Houghton Mifflin sold in December 2002 and VUP’s Business to Business and Health divisions sold in June 2002. Please note that prior to its sale, Comareg was included in “Others” in the first quarter revenues and operating income published on June 17, 2003 for €80 million and €0 million, respectively.

	PRO FORMA (1)

	Quarter Ended September 30,				Nine Months Ended September 30,

				% Change				% Change
				at constant				at constant
	2003	2002	% Change	rate	2003	2002	% Change	rate

	(In millions of euros)
Revenues
Canal Plus Group	€969	€1 144	-15%	-15%	€3 184	€3442	-7%	-7%
Universal Music Group	1 115	1 328	-16%	-9%	3 283	4 201	-22%	-13%
Vivendi Universal Games (2)	77	166	-54%	-39%	317	502	-37%	-24%
Vivendi Universal Entertainment	1 305	1 314	-1%	13%	4 267	5 139	-17%	ns

Media activity	3 466	3 952	-12%	-5%	11 051	13 284	-17%	-7%
SFR - Cegetel	1 941	1 804	8%	8%	5 553	5 246	6%	6%
Maroc Telecom	387	399	-3%	ns	1 101	1 115	-1%	3%

Telecom activity	2 328	2 203	6%	6%	6 654	6 361	5%	5%
Others (3)	109	170	-36%	-38%	434	612	-29%	-22%

Total Vivendi Universal	€5 903	€6 325	-7%	-2%	€18 139	€20 257	-10%	-3%

(Excluding businesses sold in 2002 and 2003)

Operating income
Canal Plus Group	€133	€32	na	na	€378	€(20)	na	na
Universal Music Group	4	16	-75%	na	(38)	185	na	na
Vivendi Universal Games (2)	(58)	(2)	na	na	(110)	37	na	na
Vivendi Universal Entertainment	197	230	-14%	-3%	692	884	-22%	-6%

Media activity	276	276	—	-4%	922	1 086	-15%	-5%
SFR - Cegetel	531	460	15%	15%	1 515	1 206	26%	26%
Maroc Telecom	174	111	57%	62%	457	315	45%	51%

Telecom activity	705	571	23%	24%	1972	1521	30%	31%
Holding & Corporate	(59)	(67)	11%	11%	(213)	(254)	16%	11%
Others (3)	(26)	(152)	83%	77%	(114)	(333)	66%	62%

Total Vivendi Universal	€896	€628	43%	40%	€2 567	€2 020	27%	32%

(Excluding businesses sold in 2002 and 2003)

(1)	The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposition of VUP assets in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses (excluding businesses sold) and the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks (International TV Networks) are reported by Vivendi Universal Entertainment instead of Canal Plus Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2002.

(2)	Formerly part of VUP (includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States).

(3)	Comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 and 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.

Please refer to section “2.3 Supplementary information” for the reconciliation of actual revenues and operating income to pro forma revenues and operating income in 2002.

Comments for Media activity

For the first nine months of 2003, Media activity revenues amounted to €11,051 million, down 13% from the same period in 2002, and down 7% at constant currency on a pro forma basis. This activity generated €922 million of operating. Income.

Canal Plus Group:

Revenues:

Unaudited, French GAAP Basis

For the first nine months of 2003, Canal Plus Group revenues amounted to €3,184 million. Excluding all scope changes, principally Telepiù, revenue was up 2% as compared to the same period in 2002. French pay-TV activities grew by 4% mainly as a result of the good performance of Canalsatellite and MediaOverseas.

Operating income:

For the first nine months of 2003, Canal Plus Group’s operating income totalled €378 million (including non-recurring items of €118 million), compared with a pro forma operating loss of €20 million for the same period in 2002.

The pay television operating income in France was up 84% versus the first nine months of 2002, representing more than 60% of Canal Plus Group’s operating income, thanks to the good performances of all its units.

Operating income from the motion picture business (StudioCanal) also rose significantly.

In the first quarter of 2003, the Disney provision was reversed through operating income when the turn around of the Telepiù subscriber base in the fourth quarter of 2002 and the first quarter of 2003 made the Disney contract profitable. An exceptional goodwill amortization of €129 million was recorded in order to offset the reversal of this provision. Aside from Telepiù, non-recurring items included new provisions and provision reversals that offset each other.

Universal Music Group (UMG):

Revenues:

For the first nine months of 2003, UMG’s revenues amounted €3,283 million, down 22% from the same period in 2002, due to the ongoing weakness in the global music market and adverse currency movements. Best sellers included the new release from 50 Cent that has now shipped over 8 million copies and strong carryover sales from 2002 releases by t.A.T.u and Eminem. Other best sellers were new releases from Metallica and the sophomore album from Ashanti. The rate of decline in total U.S. album unit sales as measured by SoundScan continued to slow with a fall of 7.4% against the prior year compared to a 10.7% decline versus the prior year in the first nine months of 2002. UMG’s market share was 27.8% versus 28.5% last year, reflecting major releases last year from Eminem and Nelly and later than expected release date of certain key 2003 albums.

Operating income:

For the first nine months of 2003, UMG reported operating losses of €38 million, reflecting the margin lost on the decline in revenue, restructuring costs and other one-time income from the sale of assets in 2002 (sale of UMG’s interest in MTV Asia to Viacom, real estate and other investments) not repeated in 2003, offset by reductions in marketing and catalogue amortization expenses.

Major new releases are scheduled in the fourth quarter of 2003 from Blink 182, Bon Jovi, Busted, Sheryl Crow, Johnny Hallyday, Enrique Iglesias, G-Unit, Jay Z, Ludacris, Nelly, No Doubt, Luciano Pavarotti and Texas.

UMG is continually evaluating its business in order to maintain the most efficient and competitive music company in the industry and be well-positioned for the future. UMG is in the process of instituting significant cost-cutting initiatives that take into account the realities of the declining music market to further rationalize the company’s cost structure around the world. Furthermore, UMG has launched in the fourth quarter of 2003 an aggressive plan to reduce the cost consumers pay for CDs by significantly reducing its wholesale prices on virtually all top line CDs in the U.S., with the aim of bringing music fans back into retail stores and driving music sales. While the company believes this sort of fundamental pricing change is necessary for the long-term health of the industry, there may be negative implications on near term results.

UMG, as the market leader, continues to participate in industry initiatives to combat physical and online piracy, and to encourage the legitimate digital music marketplace.

Vivendi Universal Games (VUG):

Revenues:

For the first nine months of 2003, VUG revenues amounted to €317 million, down 37% and 24% at constant currency from the same period in 2002. In 2003, the key launches were Simpsons Hit and Run, Warcraft III Expansion pack in Europe, Homeworld 2, Bounty Hunter, Buffy and Chaos Bleeds. This compared to a stronger line-up in 2002 which included Warcraft III in Europe, The Thing, Bruce Lee, Fellowship of the Ring, The Scorpion King and Spyro II. In addition, pricing pressures were far greater in 2003 than in 2002.

Operating income:

Through the first nine months of this year, VUG posted an operating loss of €110 million. The prior year operating income was €37 million, which was fueled by the strong second quarter results.

Lower gross margin on declining revenues was the most significant contributor to the profit shortfall. Moreover, additional royalty expense due in part to titles which did not fully earn out and increased returns/price protection discounting to sell-through slow moving titles were the other key variances. Operating expenses were below those of prior year, due primarily to marketing.

Vivendi Universal Entertainment (VUE):

Revenues:

For the first nine months of 2003, VUE revenues amounted to € 4,267 million, down 4% and up 16% at constant currency from the same period in 2002. Strong performance at Universal Pictures was offset by lower revenues at Universal Parks & Resorts and Spencer Gifts.

Operating income:

Unaudited, French GAAP Basis

For the first nine months of 2003, the operating income for VUE decreased by 5% in euro and in French GAAP, but increased 20% versus last year on a comparable basis (stand alone, pro forma2, in dollars and in U.S. GAAP). The main difference stems from the weakening of the U.S. dollar against the euro.

On a comparable basis, Universal Pictures Group’s operating income increased 34% versus the prior year primarily due to the strength of the current year film slate. Significant 2003 releases included Bruce Almighty, American Wedding, 2 Fast 2 Furious and Johnny English versus The Bourne Identity, Scorpion King, and About A Boy in 2002.

Universal Television Networks operating income was down 10% from the same period in 2002 due to increased investment in programming and marketing, which is expected to result in increased operating margins in future periods, offsetting gains from significantly improved advertising revenue and subscriber fees. Operating income at Universal Television Production was up 4%, due to the continued strong performance of the three shows in the Law & Order franchise coupled with cost savings resulting from its merger with USA Entertainment.

Universal Parks & Resorts and Spencer Gifts operating income increased 9% from the same period in 2002 primarily due to the deconsolidation of Spencer Gifts, which was sold in the second quarter of 2003. Theme parks operating income was down 9% due to lower attendance at Universal Studios Hollywood and Universal Studios Japan as a result of continued softness in the global travel industry.

Comments for Telecom activity

For the first nine months of 2003, Telecom activity revenues amounted to €6,654 million, a 5% increase from the previous year. This activity generated operating income of €1,972 million.

SFR-Cegetel:

Revenues :

For the first nine months of 2003, SFR-Cegetel reported revenues growth of 6% to €5,553 million. Mobile telephony revenues increased 8% to €4,918 million, driven by strong growth of the customer base and a favourable customer mix. Postpaid customers grew 20%, totalling 56.9% of SFR’s total customer base compared to 51.3% from the prior year. Fixed telephony revenues declined 7% to €635 million mainly as a result of the unfavourable impact of year end 2002 voice price decreases and unfavourable traffic mix.

Operating income:

For the first nine months of 2003, SFR-Cegetel’s operating income amounted to €1,515 million, up 26% compared to the same period last year, due to an efficient cost management. Mobile telephony operating income grew 19% to €1,524 million. Fixed telephony operating losses amounted to €7 million, against losses of €78 million last year for the same period.

Maroc Telecom:

Revenues:

For the first nine months of 2003, revenues of Maroc Telecom were up 3% at constant currency as compared to the same period in 2002, to €1,101 million. Mobile revenues were up 10%, thanks to the continuing growth of customers. Fixed revenues were stable.

Operating income:

For the first nine months of 2003, operating income reached €457 million, up 45% (and up 51% at constant currency) when compared to the same period last year. This very strong improvement has been driven mainly by mobile sales with a larger pool of customers at lower costs of acquisition, by the reduction of SG&A and bad debt and by savings brought about by 2002 restructuring.

2.3.	Supplementary information

Reconciliation of actual revenues and operating income to pro forma revenues and operating income

Vivendi Universal was formed by the merger of Vivendi, Seagram and Canal Plus in December 2000 and, since that date, has made significant acquisitions and divestitures in the reported periods. In addition, it is required under French GAAP to promote comparability, even though it should be noted that this pro forma information is not compliant with Article 11 of Regulation S-X under the U.S. Securities Exchange Act of 1934. Pro forma revenues and operating income provide useful information to investors because they include comparable operations in each year presented and thus represent meaningful comparative information for assessing earnings trends. Pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses (excluding businesses sold) and the actual revenues and operating income reported by each of the acquired or disposed businesses in each year presented and includes no other adjustments.

[2] As if the of InterActiveCorp entertainment assets had been consolidated from January 1, 2002 and the results of Universal Studios international television networks (International TV Networks) had been reported by Vivendi Universal Entertainment instead of Canal Plus Group.

				VE and VUP
				sold in 2002
				and 2003
		InterActive	International	equity
Quarter ended September 30, 2002	Actual	Corp	TV Networks	accounting	Pro Forma

	(In millions of euros)
Revenues
Canal Plus Group	€1 167	€—	€(23)	€—	€1 144
Universal Music Group	1 328	—	—	—	1 328
Vivendi Universal Games	166	—	—	—	166
Vivendi Universal Entertainment	1 291	—	23	—	1 314

Media activity	3 952	—	—	—	3 952
SFR – Cegetel	1 804	—	—	—	1 804
Maroc Telecom	399	—	—	—	399

Telecom activity	2 203	—	—	—	2 203
Others	170	—	—	—	170

Total Vivendi Universal	€6 325	€—	€—	€—	€6 325

(Excluding businesses sold in 2002 and 2003)

Veolia Environnement	7 184	—	—	(7 184)	—
VUP assets sold during 2002 and 2003	1 042	—	—	(1 042)	—

Total Vivendi Universal	€14 551	€—	€—	€(8 226)	€6 325

Operating income
Canal Plus Group	€40	€—	€(8)	€—	€32
Universal Music Group	16	—	—	—	16
Vivendi Universal Games	(2)	—	—	—	(2)
Vivendi Universal Entertainment	195	27	8	—	230

Media activity	249	27	—	—	276
SFR – Cegetel	460	—	—	—	460
Maroc Telecom	111	—	—	—	111

Telecom activity	571	—	—	—	571
Holding & Corporate	(67)	—	—	—	(67)
Others	(152)	—	—	—	(152)

Total Vivendi Universal	€601	€27	€—	€—	€628

(Excluding businesses sold in 2002 and 2003)

Veolia Environnement	357	—	—	(357)	—
VUP assets sold during 2002 and 2003	247	—	—	(247)	—

Total Vivendi Universal	€1 205	€27	€—	€(604)	€628

Unaudited, French GAAP Basis

				VE and VUP
				sold in 2002
				and 2003
		InterActive	International	equity
Nine months ended September 30, 2002	Actual	Corp	TV Networks	accounting	Pro Forma

	(In millions of euros)
Revenues
Canal Plus Group	€3 511	€—	€(69)	€—	€3 442
Universal Music Group	4 201	—	—	—	4 201
Vivendi Universal Games	502	—	—	—	502
Vivendi Universal Entertainment	4 442	628	69	—	5 139

Media activity	12 656	628	—	—	13 284
SFR - Cegetel	5 246	—	—	—	5 246
Maroc Telecom	1 115	—	—	—	1 115

Telecom activity	6 361	—	—	—	6 361
Others	612	—	—		612

Total Vivendi Universal	€19 629	€628	€—	€—	€20 257

(Excluding businesses sold in 2002 and 2003)

Veolia Environnement	22 135	—	—	(22 135)	—
VUP assets sold during 2002 and 2003	2 777	—	—	(2 777)	—

Total Vivendi Universal	€44 541	€628	€—	€(24 912)	€20 257

Operating income
Canal Plus Group	€(29)	€—	€9	€—	€(20)
Universal Music Group	185	—	—	—	185
Vivendi Universal Games	37	—	—	—	37
Vivendi Universal Entertainment	725	168	(9)	—	884

Media activity	918	168	—	—	1 086
SFR - Cegetel	1 206	—	—	—	1 206
Maroc Telecom	315	—	—	—	315

Telecom activity	1 521	—	—	—	1 521
Holding & Corporate	(254)	—	—	—	(254)
Others	(333)	—	—	—	(333)

Total Vivendi Universal	€1 852	€168	€—	€—	€2 020

(Excluding businesses sold in 2002 and 2003)

Veolia Environnement	1 368	—	—	(1 368)	—
VUP assets sold during 2002 and 2003	275	—	—	(275)	—

Total Vivendi Universal	€3 495	€168	€—	€(1 643)	€2 020

Unaudited, French GAAP Basis

Average revenue per user as determined by SFR-Cegetel

	Nine months ended September 30,
	2003	2002

	(In million of euros except for ARPU)
Revenue as reported by SFR - Cegetel	5 553	5 247
Deduct:
Fixed lines and other services	(635)	(686)

Revenue from Mobile	4 918	4 561

Deduct:
Société Réunionnaise du Radiotéléphone (SRR)	(135)	(118)
La Téléphonie Bourbonnaise (LTBR)	(6)	(5)
Cegetel Services	—	(2)
Other (1)	8	7

Revenue from SFR	4 785	4 443

Deduct:
Roaming in revenues	(253)	(241)
Connection fees	(13)	(12)
Equipment sales	(334)	(306)
Other	(10)	(19)
Add back:
Promotion acquisition costs	93	78
Promotion retention costs	152	128

Revenue basis for ARPU computation	4 420	4 071

Average cumulated number of users in 000’s (2)	103 351	92 862

ARPU in euro per month	€42,8	€43,8

Of which:
Postpaid ARPU (€/month)	56,6	58,3
Prepaid ARPU (€/month)	21,8	21,9

(1)	Includes the reversal of intercompany eliminations.

(2)	Defined as total postpaid customer base plus prepaid customers having placed and/or received a call during the last month.

3. LIQUIDITY UPDATE

Our cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:

•	dividends and other distributions (including payment of interest, repayments of loans and other returns on investment or other payments) from our subsidiaries are restricted under certain agreements. Please refer to section 3.5 “Description of our indebtedness”,

•	many of our subsidiaries that are less than wholly-owned are unable to pool their cash with us and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR-Cegetel and Maroc Telecom,

•	the ability of our subsidiaries to make certain distributions also may be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. In particular, under company law, including the French Civil Code (code civil) and the French Commercial Code (code de commerce), and similar laws in other jurisdictions our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution.

The principal terms of our outstanding credit facilities and other indebtedness are described in section 3.5 “Description of our indebtedness”. Under these facilities, Vivendi Universal and some of its subsidiaries are subject to certain financial covenants which require them to maintain various financial ratios. Management confirms that Vivendi Universal complied with all financial ratios described hereunder as at September 30, 2003.

3.	1. Financial position and capital resources

3.1.1. Credit ratings

On October 8, 2003, following the announcement that Vivendi Universal had entered into a definitive agreement with, among others, General Electric to combine VUE and NBC, Moody’s placed Vivendi Universal’s (implied rating: Ba3 and long-term unsecured debt rating: B1) and VUE’s credit ratings ($920 million secured debt: Ba2) under review for possible upgrade. At the same time, Standard & Poor’s raised its long-term corporate senior unsecured debt ratings on Vivendi Universal to BB from B+ while keeping all long-term ratings on Vivendi Universal (corporate rating: BB) and VUE ($920 million secured debt: BB+) on credit watch with positive implications, where they were placed on September 3, 2003.

3.1.2. Credit Default Swap

Unaudited, French GAAP Basis

The 5-year Credit Default Swap (CDS) measures the risk associated with debt maturing in 5 years’ time. This indicator decreased from 485 points at the end of March 2003 to 275 points at the beginning of June. It further dropped to 185 points in the beginning of September 2003 and to 112 on December 3, 2003.

Vivendi Universal’s 5 year CDS evolution since January 2002

3.1.3. Capital resources

At September 30, 2003, Vivendi Universal had €12.8 billion of financial net debt, comprised of €15.0 billion of gross debt3 less €2.2 billion of cash and cash equivalents compared to €12.3 billion of financial net debt at December 31, 2002. For more information, please refer to Note 4 to the unaudited interim Consolidated Financial Statements included elsewhere in this document.

In April 2003, Vivendi Universal issued €1.2 billion of senior notes and, in May 2003, it closed a three year €2.5 billion bank facility. The net proceeds from the sale of the €1.2 billion senior notes were applied, together with available cash, towards the repayment of €1.54 billion of indebtedness with scheduled maturities in 2003 and 2004.

In addition, in July 2003, Vivendi Universal issued €1.3 billion of senior notes the proceeds of which have been used to repay €1.1 billion in loans outstanding under the facility entered into by Société d’investissement pour la téléphonie (SIT) in connection with the acquisition of a 26% interest in Cegetel Groupe S.A. Once SIT is merged into Vivendi Universal, Vivendi Universal will increase its access to the cash flows generated by SFR-Cegetel through the distribution of dividends. In August 2003, the holders of bonds exchangeable into Vinci shares approved an amendment to the terms of the bonds to remove the put option that would have been exercisable in March 2004 in exchange for an increase in the redemption price of the bonds at maturity. In October 2003, Vivendi Universal issued €605 million bonds convertible into Sogecable shares with a five year maturity.

The refinancing transactions carried out in the second quarter and second half of 2003 increased funds immediately available to Vivendi Universal by approximately €2 billion. For these purposes, “funds available” means cash in the Vivendi Universal cash pooling system that is immediately available to meet Vivendi Universal’s obligations and undrawn credit facilities, but does not include any funds at Maroc Telecom, SFR-Cegetel and VUE in excess of the limitation on net balances of loans with Vivendi Universal.

VUE has also restructured and lengthened the maturity profile of its indebtedness. Its $1.62 billion short-term loan has been refinanced by a securitization program entered into as of March 31, 2003 and the $920 million five year term loan contracted as of June 24, 2003.

Vivendi Universal believes that these refinancing transactions have given it substantially increased flexibility in connection with its divestiture program and that proceeds from divestitures will be sufficient to enable Vivendi Universal to meet its obligations.

[3] Comprised of long-term debt, bank overdrafts and other short-term borrowings.

Unaudited, French GAAP Basis

In December 2003, Vivendi Universal signed an underwritten agreement for a €2.7 billion unsecured revolving facility with a syndicate of eight banks, subject to the closing of the NBC-Universal transaction. Please refer to section 3.5 “ Description of our indebtedness”.

3.2.	Cash flows

3.2.1. Condensed statement of cash flows

	Nine months ended September 30,
	2003	2002

	(in millions of euros)
Net cash provided by operating activities	€2 153	€2 729
Net cash provided by (used for) investing activities	(3 342)	(1 685)
Net cash provided by (used for) financing activities	(3 997)	244
Effect of foreign currency exchange rate changes	64	(146)

Change in cash and cash equivalents	€(5 122)	€1 142

Cash flow – operating activities: Cash flow from operating activities totaled €2.2 billion for the first nine months of 2003, a decrease of €0.6 billion compared to the same period in 2002 primarily due to change in scope linked to the disposal of Veolia Environnement for €0.8 billion.

Cash flow – investing activities: Cash flow from investing activities was negative €3.3 billion for the first nine months of 2003, a decrease of €1.7 billion compared to the same period in 2002.

The contributions to cash flow from investing activities in 2003 were mainly related to the purchase of 26% interest in Cegetel Groupe SA for €4.0 billion, the proceeds from the InterActiveCorp warrants for €0.6 billion, the disposition of Telepiù for €0.4 billion and change in scope linked to the contribution of Veolia Environnement for negative €1.7 billion.

Cash flow – financing activities: Cash flow from financing activities was negative €4.0 billion for the first nine months of 2003, compared to €0.2 billion for the first nine months of 2002.

The principal components in 2003 of cash flow from financing activities included dividends paid of €0.8 billion, the repayment of short and long-term debt of €11.0 billion, partially offset by the implementation of new financing operations for €7.9 billion.

Unaudited, French GAAP Basis

3.3.	Change in financial net debt during the first nine months of 2003

		Cash and
		cash	Gross
		equivalents	Debt	Net

		(In millions of euros)
Financial net debt at December 31, 2002				€12 337
Net cash provided by operating activities		(2 153)	—	(2153)
Purchase of property, plant, equipment and intangible assets		979	—	979
Proceeds from sale of property, plant, equipment and intangible assets	(1)	(367)	—	(367)
Sales (purchases) of marketable securities		(48)	—	(48)
Net proceeds from issuance of common shares		(70)	—	(70)
Sales (purchases) of treasury shares	(2)	100	—	100
Cash dividends paid		773	—	773
Acquisitions
26 % interest in Cegetel Groupe SA		4 012	—	4 012
Closing of contractual guarantees to former Rondor shareholders		207	—	207
Other acquisitions		113	—	113

Total acquisitions		4 332	—	4 332
Dispositions
Telepiù		(457)	(374)	(831)
Canal+ Technologies		(191)	—	(191)
Consumer Press division		(200)	—	(200)
Comareg		(135)	—	(135)
Fixed line telecommunication in Hungary		(10)	(305)	(315)
InterActiveCorp warrants		(600)	—	(600)
Interest in Sithe International	(3)	(40)	—	(40)
Interest in Vodafone Egypt		(43)	—	(43)
Other dispositions	(4)	122	(268)	(146)

Total dispositions		(1 554)	(947)	(2 501)
Financing arrangements
Settlement
VUE securitization program	(5)	(657)	653	(4)
VUE - $ 920 million loan agreement	(5)	(799)	800	1
Senior notes (2010)	(5)	(1 183)	1 138	(45)
€ 2.5 billion dual currency facility		(1 000)	1 000	—
€ 3 billion multicurrency revolving credit facility	(5)	(1 600)	1 581	(19)
Senior notes (2008)	(5)	(1 353)	1 348	(5)
SIT- € 1,3 billion acquisition facility		(1 300)	1 300	—
Proceeds
Cash settlement of Veolia Environnement exchangeable notes		1 844	(1 781)	63
VUE - €1,62 billion loan	(6)	1 456	(1 456)	—
€ 3 billion multicurrency revolving credit facility		3 000	(3 000)	—
BSkyB exchangeable 1%	(7)	1 479	(1 440)	39
SIT- € 1,3 billion acquisition facility		1 300	(1 300)	—
Other (of which foreign currency exchange effect)	(8)	1 943	(2 565)	(622)

Total Financing arrangements and other		3 130	(3 722)	(592)

Change in financial net debt during nine months of 2003		5 122	(4 669)	453

Financial net debt at September 30, 2003				€12 790

(1)	Includes the sale of “10 Universal City Plaza” to a group of U.S. investors. The asset is a 35-story Los Angeles, California, tower block and Universal Studios will continue to rent the building.

(2)	Including impact of settlement of put options on treasury shares €104 million as of September 30, 2003.

(3)	In June 2003, Vivendi Universal sold its interest in Sithe International (operations in Asia Pacific) to the Japanese group

Unaudited, French GAAP Basis

Marubeni for $47 million

(4)	Including the cash flows from operating activities generated by Telepiù in 2003 until the sale of this company (€193 million), since they were allocated to the purchaser in accordance with the share purchase agreement. This transfer has no impact on net debt. It also includes current account redemption and fees related to these transactions.

(5)	The impact on gross debt includes the effect of foreign currency exchange for the period from the settlement date to September 30, 2003.

(6)	The proceeds from VUE securitization program and $920 million loan agreement have been used to repay this $1.62 billion loan dated November 25, 2002 that matured on June 30, 2003.

(7)	In July 2000, Vivendi issued 59,455,000 bonds exchangeable for BSkyB shares or cash, at a unit par value of €24.22. These bonds earned interest at 1% and matured on July 5, 2003. The conversion rate was one BSkyB share (with a par value of 50 pence) for one Vivendi Universal bond. On July 5, 2003, all outstanding bonds were redeemed at a unit price of €24.87.

(8)	Including the reimbursement of €850 million revolving credit facility, Société Générale €215 million and €275 million revolving credit facilities and CDC IXIS €200 million revolving credit facility.

3.4.	Maturity of Indebtedness

The following table provides a summary of the impact of the refinancing transactions (except for bonds exchangeable into Sogecable shares) on the maturity profile of debt and undrawn facilities of Vivendi Universal (Parent Company) through December 31, 2004.

	Aggregate
	Maturities Pre-	Pro Forma
	Refinancing	Aggregate	Pro Forma
	Plan	Maturities	Extension

	(in billions of euros)
Q4 2003	1,07	0,20	0,87
Q1 2004	3,48	2,14 (1)	1,34
Q2 2004	—	—	—
Q3 2004	0,15	0,15	—
Q4 2004	0,51	0,01	0,50

Total maturities Q4 2003 - Q4 2004	€5,21	€2,50	€2,71

(1)	Includes the cash redemption amount of Vivendi Universal convertible 1.25% bonds issued in January 1999 and maturing on January 1, 2004.

3.5.	Description of our indebtedness

The following is a description of our material outstanding indebtedness as of December 15, 2003. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the agreements which set forth the principal terms and conditions of our credit facilities and other indebtedness.

New €2.7 billion revolving credit facility

In December 2003, Vivendi Universal signed an underwritten commitment for a new unsecured syndicated credit facility. The five-year, €2.7 billion facility will be used to cover the company’s general corporate purposes, for refinancing and as a back-up to the company’s commercial paper programs. The facility includes a €500 million swingline.

The use of the facility is subject to the closing of the NBC-Universal transaction planned for the first half of 2004. The facility does not require the pledge of any company assets or mandatory repayment (except in the event of a disposal of Cegetel assets), which will allow for increased flexibility in the company’s disposal/investment process. The facility also will extend the effective average maturity of the company’s debt after the completion of the NBC-Universal transaction.

The maximum spread under the facility is 110 basis points (125 basis points on the swingline) and is subject to adjustment, based on Vivendi Universal’s credit rating, reaching 45 basis points if Vivendi Universal’s rating improves to BBB+/Baa1.

Bonds exchangeable into shares of Sogecable SA

In October 2003, Vivendi Universal issued €605 million aggregate principal amount of 1.75 per cent bonds exchangeable for ordinary shares of Sogecable SA. They will mature, unless previously redeemed, exchanged or purchased and cancelled, on October 30, 2008 at their principal amount (i.e. €29.32 per bond).

Vivendi Universal shall be entitled, at any time on or after October 30, 2006, at its option, to redeem in cash all, but not some only, of the outstanding bonds, if the product of (i) the closing price of a share on the Spanish Stock Exchanges and (ii) the then

Unaudited, French GAAP Basis

applicable exchange ratio on each of 20 out of 30 consecutive trading days equals or exceeds 125 per cent of the sum of the principal amount of one bond plus accrued interest to, but excluding, the date set for redemption.

In addition, Vivendi Universal shall be entitled, at any time up to the maturity date, to redeem in cash all, but not some only, of the bonds outstanding at a price equal to the principal amount of the bonds plus accrued interest, if any, if less than 10 per cent of the bonds originally issued remain outstanding.

The bonds will bear interest at the rate of 1.75 per cent per annum from and including October 30, 2003 to, but excluding, the maturity date. Interest will be payable in equal instalments annually in arrear on October 30 of each year, commencing on October 30, 2004.

Each bond (unless previously redeemed, exchanged or purchased and cancelled) will be exchangeable at the holders’ option at any time, on or after January 1, 2004 and up to and including the tenth business day preceding the maturity date into fully paid ordinary share of Sogecable SA of €2 nominal value at an exchange ratio, subject to adjustment on the occurrence of certain events, of one share for one bond. Vivendi Universal may at its discretion, elect to pay holders exercising their option the cash equivalent in euro of the then market value of the relevant shares.

Application has been made to list the bonds on the Luxembourg Stock Exchange. The shares are listed on the Spanish Stock Exchanges.

Canal Plus Group has committed to lend a maximum of 20 million Sogecable shares to a financial institution, this number to be reduced from January 1, 2004 by the number of bonds exchangeable into Sogecable shares whose exchange rights have been exercised and from October 1, 2004 by the number of shares, if any, sold by the lender, which will have to have at least 5 million Sogecable shares available to the borrower. Canal Plus Group will receive a fee of 0.5% per annum computed on the price of the shares effectively lent. The Sogecable shares held currently by Canal Plus Group are expected to be transferred to Vivendi Universal by the end of the year.

VUE securitization program

On March 31, 2003, a special purpose subsidiary of VUE, Universal Film Funding LLC (UFF) securitized a portion of its film rights based on future video (including DVD and VHS) and television revenues in the United States from part of its existing film library and future theatrical pictures. The aggregate amount of the facility is $950 million, of which $750 million has been drawn (including $50 million which has been put down as a reserve). As part of the securitization, certain subsidiaries of VUE transferred film assets and certain other related assets to UFF and agreed to sell additional similar assets relating to its future theatrical pictures. UFF has issued notes which are currently funded by commercial paper conduits. The notes have received the benefits of a AAA rated insurance contract which guarantees the payment of interest and principal. The assets have been pledged by UFF to secure the credit facility. The proceeds of this facility were used to reimburse partially VUE’s now fully repaid $1.62 billion credit facility.

The scheduled duration of the securization facility is 6 years and it will be amortized from 2006 up to 33 1/3% of its amount annually. It bears interest at a fixed rate of 3.085% plus a margin of 1.70% over 80% of its amount and the commercial paper rate plus a margin of 1.70% over the remaining amount. In addition, the undrawn amount is subject to a commitment rate of 1.35%. The securitization facility is subject to financial covenants customary for this type of financing:

•	a cash flow ratio (the sum of the aggregate gross receipts related to transferred films to be received on or before March 2012, the amount on deposit in the reserve account to the sum of insurer premiums, estimated interest and fees on notes, the outstanding amount of notes, distribution expenses, sales and servicing agent fees and expenses and outstanding sales and servicing agent advances) calculated monthly for the last 3 months exceeding or being equal to 1.05; the failure to satisfy this ratio for 6 months constitutes an early amortization event.

•	an asset coverage ratio computed quarterly (the sum of gross receipts related to transferred films minus home video and license advances, the amount on deposit in the reserve account, the gross receipts related to films already distributed that the issuer has decided to sell, to the sum of insurer premiums, estimated interest and fees on notes, the outstanding amount of notes, distribution expenses, sales and servicing agent fees and expenses and outstanding sales and servicing agent advances) exceeding or being equal to 1.1 from March 31, 2003 through and including December 31, 2005, 1.2 from March 31, 2006 through and including December 31, 2007 and 1.3 thereafter. This ratio dropping below 1.05 would constitute an early amortization event.

•	the advance rate based upon seasoned ultimate ratios computed monthly (estimated gross receipts in respect of the 5 most recently transferred films (other than certain designated films) to the gross receipts in respect of such transferred films at the time of transfer), this ratio causing an adjustment in the applicable advance rate if the ratio is less than or equal to 1, exceeding or being equal to 55%, against 70% initially; the failure to maintain this rate will constitute an early amortization event.

•	a VUE consolidated interest coverage ratio (consolidated modified EBITDA to consolidated interest expense) exceeding or being equal to 2 for each period of four consecutive quarters ending on or after June 30, 2003 or such more restrictive interest coverage ratio agreed to in another VUE borrowing of at least $50 million. If VUE is subject to any higher test in another

Unaudited, French GAAP Basis

agreement, this covenant ratio would be adjusted to the other test; the failure to satisfy this test constitutes an early amortization event.

In addition, the issuer shall establish a funded reserve account to be used to pay distribution and fulfillment costs. The coverage requirement has been set initially at $50 million provided the 12 month cash coverage ratio (the sum of gross receipts from transferred films to be collected in the next 12 months and the amount in the cash reserve to the sum of the insurer premiums, estimated interests and fees on notes, mandatory principal payments on the notes, distribution expenses, sales and servicing agent fees and expenses and outstanding sales and servicing agent advances) exceeds or is equal to 1.75. It will be increased to $60 million if the ratio exceeds or is equal to 1.5 and less than 1.75, to $70 million if the ratio exceeds or is equal to 1.25 and less than 1.50 and to $80 million if the ratio is less than 1.25.

Lastly, the issuer must comply with a borrowing test: the aggregate outstanding amount of notes should not exceed the available facility amount, i.e., an amount equal to the product of the applicable advance rate and the amount equal to the remaining anticipated gross receipts of transferred films minus the amount of any home video and license advances minus reductions for failure to satisfy an expense coverage ratio, which is defined as estimated gross receipts from transferred films minus the outstanding amount of home video and license advances to estimated distribution expenses relating to these films net of the amount in the reserve account.

Senior Notes (2010 and 2008)

In April 2003, Vivendi Universal issued $935 million of senior notes at an offering price of 100% and €325 million of senior notes at an offering price of 98.746%. The tranche denominated in US dollars bears an interest rate of 9.25% and the tranche denominated in euro bears an interest rate of 9.50%. Interest on the notes will be payable semi-annually on April 15 and October 15 of each year, commencing October 15, 2003. The notes rank pari passu in right of payment with all of Vivendi Universal’s existing and future unsecured senior indebtedness, effectively junior to Vivendi Universal’s current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

The notes are scheduled to mature on April 15, 2010. At any time prior to April 15, 2007, Vivendi Universal may redeem all or part of the notes at a redemption price equal to 100% of the principal of the notes plus accrued and unpaid interest and the applicable “make-whole” premium. In addition, at any time prior to April 15, 2006, Vivendi Universal may use the net cash proceeds of an equity offering to redeem up to 35% of the aggregate principal amount of notes at a redemption price equal to 109.25% of the principal amount plus accrued and unpaid interest, in the case of the US dollar-denominated notes, and 109.50% of the principal amount plus accrued and unpaid interest, in the case of the euro-denominated notes. On or after April 15, 2007, Vivendi Universal may redeem all or part of the notes at a redemption price of 104.625% for the US dollar-denominated notes and 104.75% for the euro-denominated notes in 2007, 102.313% for the US dollar-denominated notes and 102.375% for the euro-denominated notes in 2008, and 100% for both the US dollar and euro-denominated notes thereafter, plus accrued and unpaid interest. These notes are listed on the Luxembourg Stock Exchange and an exchange offer to exchange the notes for registered notes pursuant to a registration rights agreement is currently pending.

In July 2003, Vivendi Universal issued $975 million and €500 million of senior notes at an offering price of 100% to refinance the credit facility incurred in January 2003 for an amount of €1.3 billion by Société d’investissement pour la téléphonie (SIT) in connection with the acquisition from BT Group of a 26% stake in Cegetel Groupe SA. These notes bear an interest rate of 6.25%. Interest on the notes will be payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2004. The notes rank pari passu in right of payment with all of Vivendi Universal’s current and future unsecured indebtedness, effectively junior to Vivendi Universal’s current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

The notes are scheduled to mature on July 15, 2008. At any time, Vivendi Universal may redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest plus the applicable “make-whole” premium. Aditionally, at any time prior to July 15, 2006, Vivendi Universal may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 106.25% of the principal amount of the notes plus accrued and unpaid interest with the net cash proceeds of an equity offering. These notes are listed on the Luxembourg Stock Exchange and an exchange offer to exchange the notes for registered notes pursuant to a registration rights agreement is currently pending.

As long as the notes are not rated investment grade, covenants contained in the indentures governing the notes will limit the non-cash consideration received in asset sales until the repayment of notes. The net cash proceeds of such asset sales must be used by Vivendi Universal or its subsidiaries to repay debt, make capital expenditures or purchase assets in a related business within one year of their receipt. If asset sale proceeds are not used for one of these purposes, Vivendi Universal would be required to make an offer to purchase the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, using those proceeds.

In addition, as long as the notes are not rated investment grade, Vivendi Universal and its subsidiaries will be limited in their ability to incur indebtedness in addition to the indebtedness outstanding on the date the notes offering closed, subject to certain limited exceptions. Nevertheless, Vivendi Universal may incur new indebtedness if the fixed charge coverage ratio for the most recent four fiscal quarters is at least 3 to 1, determined on a pro forma basis.

Unaudited, French GAAP Basis

So long as the notes are not rated investment grade, Vivendi Universal may not pay any dividend or make any other payment or distribution on its equity, implement share buy-backs, redeem or retire indebtedness that is subordinated to the notes or make certain investments. Nevertheless, these restrictions are subject to some exceptions, including:

•	exceptions based on the consolidated net income earned since the date the notes offering closed;

•	existing contractual obligations;

•	investments in and acquisitions of new subsidiaries;

•	purchases of shares upon the exercise of stock options; and

•	investments in cash or cash equivalents.

Other restrictions customary for this type of financing will continue to apply so long as the notes are not rated investment grade, including:

•	transactions with affiliates must be on arm’s-length terms;

•	restrictions on the ability of restricted subsidiaries to pay dividends are not permitted;

•	mergers are permitted only if the surviving entity will meet a specified fixed charge coverage ratio;

•	Vivendi Universal may not enter into new lines of business; and

•	upon a change in control of Vivendi Universal, it must make an offer to purchase the notes at a price of 101% of the principal amount of the notes.

In addition to these limitations and irrespective of whether the notes have achieved an investment grade rating, Vivendi Universal may not, among other things, (i) secure its debt (other than its existing bank debt, project finance indebtedness, debt already secured taken on at the time of acquisition of assets, capital leases subject to some restrictions) without also securing the notes on an equal basis, (ii) enter into certain specified sale and leaseback transactions or (iii) consolidate, merge or sell substantially all of its assets, unless the successor becomes bound by the indenture governing the notes and certain other conditions are satisfied.

The notes contain customary event of default provisions including, among others, provisions relating to non-payment, failure to comply with covenants, cross-default, and certain events of bankruptcy or insolvency.

On November 20, 2003, Vivendi Universal successfully completed a solicitation of consent from the holders of the notes to certain amendments to the indenture governing the senior notes issued in April 2003 and the indenture governing the senior notes issued in July 2003 in connection with the VUE/NBC Transaction. On November 21, 2003, Vivendi Universal entered into supplemental indentures, which amended the indentures to (i) except the transaction from the minimum cash requirement (but not the other requirements) of the covenant restricting certain asset sales, (ii) permit liens on the capital stock of entities received by Vivendi Universal as part of the transaction, (iii) permit restrictions on the dispositions of the capital stock of the entities received by Vivendi Universal as part of the transaction, (iv) permit Vivendi Universal to incur indebtedness arising under or pursuant to the agreements entered into pursuant to the transaction, (v) expand the current provisions in the indenture permitting Vivendi Universal to defease the preferred interest in VUE in connection with the transaction and (vi) clarify that Vivendi Universal may exclude certain information from its quarterly U.S. GAAP reconciliation.

€2.5 billion Dual Currency Credit Facility

Vivendi Universal has entered into a €2.5 billion dual currency term and revolving credit facility (the Dual Currency Credit Facility) dated as of May 13, 2003, among Vivendi Universal, as the borrower and a guarantor, certain of its subsidiaries, as guarantors, the lenders party thereto, and Société Générale, as facility and security agent.

The facility is comprised of (a) a three-year €1.5 billion revolving credit facility (Tranche A) at LIBOR or EURIBOR plus an applicable margin that, depending on Vivendi Universal’s credit ratings, ranges from 1.00% to 2.75% per annum and (b) a €1.0 billion term loan (Tranche B) with a 2.75% per annum margin over LIBOR or EURIBOR maturing on the third anniversary of the date of the Dual Currency Credit Facility. Borrowings under the Dual Currency Credit Facility may be made in euro or U.S. dollar. Currently, the €1.0 billion term loan is fully drawn and the €1.5 billion revolving credit facility is undrawn.

Vivendi Universal is required to pay commitment fees at an annual rate of 40% of the then applicable margin for Tranche A (subject to a cap of 1.00% per annum) and 1.00% per annum for Tranche B, in each case calculated on the undrawn and uncanceled amount of commitments of the applicable Tranche during the availability period. Accrued commitment fees are payable quarterly in arrear and on the final maturity date of the Dual Currency Credit Facility. Vivendi Universal also pays the facility agent an annual agency fee.

The respective obligations of Vivendi Universal and the guarantors under the Dual Currency Credit Facility rank pari passu with their obligations under the Multicurrency Revolving Credit Facility (described below). The obligations of Vivendi Universal and the guarantors under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility are secured on a pro rata basis among the respective lenders by a first priority lien on certain assets of Vivendi Universal and the subsidiary guarantors, including (a) capital stock in certain subsidiaries, (b) deposit accounts and (c) 85% of all intercompany loans owed to Vivendi Universal and such subsidiary guarantors. In addition, Vivendi Universal and the subsidiary guarantors have agreed to subordinate their obligations under 85% of their intercompany loans to their obligations under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility. The security and subordination obligations are suspended six months after Vivendi Universal attains an investment grade rating.

Unaudited, French GAAP Basis

The Dual Currency Credit Facility contains customary negative covenants which place restrictions on, among other things, the incurrence of debt, the incurrence of financial guarantees, the payment of distributions in respect of capital stock, the incurrence of investments, the entrance into leasing arrangements, mergers and acquisitions, disposition of assets and the incurrence of security interests. Furthermore, the Dual Currency Credit Facility places certain limitations on the ability of Vivendi Universal and certain of its subsidiaries to make or incur intra group loans, subject to certain exceptions. Certain of these restrictions are suspended three months after Vivendi Universal attains an investment grade rating (the Release Condition Date).

The Dual Currency Credit Facility also requires Vivendi Universal to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of status, certain bank accounts and insurance, protection of intellectual property rights, payment of taxes, compliance with ERISA reporting requirements, compliance with laws (including environmental laws), provision of financial and other information and notification of defaults. Furthermore, each obligor must ensure that in any three-month period, the aggregate amount of net cash available plus the aggregate undrawn amount under all existing facilities is more than €100 million.

In addition, Vivendi Universal must maintain various financial ratios, including:

•	maximum ratios of net financial debt to cash modified EBITDA[4] (5.8 as of June 30, 2003, 5.4 as of September 30, 2003, 4.4 as of December 31, 2003, 4.2 as of March 31, 2004, 4.0 as of June 30, 2004 until and including December 31, 2004, 3.5 as of March 31, 2005 up to and including December 31, 2005, and 3.0 thereafter);

•	minimum ratios of cash modified EBITDA to net financing costs (2.4 as of June 30, 2003 and September 30, 2003, 2.7 as of December 31, 2003, 2.9 as of March 31, 2004, 3.1 as of June 30, 2004, 3.2 as of September 30, 2004, 3.3 as of December 31, 2004, 3.4 as of March 31, 2005 up to and including December 31, 2005 and 3.5 thereafter); and

•	maximum total gross financial debt (€18.0 billion as of June 30, 2003, 15.6 as of September 30 and December 31, 2003, 12.8 as of March 31, 2004, 12.5 as of June 30, 2004, 12.3 as of September 30, 2004, 11.3 as of December 31, 2004, 10.3 as of March 31 and June 30, 2005, 10.0 as of September 30 and December 31, 2005, and 9.2 as of March 31, 2006).

Subject to certain other exceptions, Vivendi Universal has also agreed to procure that the part of the net financial debt incurred by its subsidiaries shall not at any time exceed in the aggregate an amount equal to 30% of the net financial debt.

The Dual Currency Credit Facility allows for voluntary prepayment if Vivendi Universal gives at least three business days’ notice, subject to a minimum payment threshold and integral multiple requirements. Such voluntary prepayments will be applied pro rata among the lenders and Vivendi Universal must also prepay or cancel at the same time and in the same amount, the Multicurrency Revolving Credit Facility.

Provided that Vivendi Universal gives at least three business days’ notice, it may, without penalty or indemnity obligations, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum repayment threshold and integral multiple requirements. Such voluntary cancellations will be applied pro rata among the commitments under each Tranche, subject to certain exceptions, and among each lender’s commitment in the relevant Tranche and Vivendi Universal must also prepay/cancel at the same time and in the same amount, the Multicurrency Revolving Credit Facility.

Subject to certain exceptions, the Dual Currency Credit Facility is subject to, prior to the Release Condition Date, mandatory prepayment with certain proceeds, including but not limited to, 33% of net debt issue proceeds, 50% of net dividend proceeds, 16 2/3% of net equity issue proceeds and 16 2/3% of certain net asset disposal proceeds (other than the disposal of Veolia Environnement shares (of which 50% is prepaid), and the disposal of Cegetel and SIT (of which 25% is prepaid). In addition, the Dual Currency Credit Facility is subject to, regardless of Vivendi Universal’s rating, mandatory prepayment upon (a) Vivendi Universal’s failure to comply with the specified financial ratios or (b) the occurrence of a change of control.

The Dual Currency Credit Facility contains customary event of default provisions including, but not limited to, non-payment, misrepresentation under the loan documents, breach of other obligations, cross-default, breach of covenants, insolvency, material adverse changes, certain material ERISA events and cessation of business.

€3 billion Multicurrency Revolving Credit Facility

Vivendi Universal has entered into a €3 billion multicurrency revolving credit facility (Multicurrency Revolving Credit Facility) dated March 15, 2002, as amended on February 6, 2003, and as further amended and restated on May 13, 2003, among Vivendi Universal, as a borrower and the obligors’ agent certain of its subsidiaries, as guarantors, the lenders party thereto and Société Générale, as facility agent. At September 30, 2003, €1.6 billion of the Multicurrency Revolving Credit Facility was drawn.

Borrowings under the Multicurrency Revolving Credit Facility that are denominated in euro bear interest at EURIBOR plus a margin of 1.50% per annum, which margin will be reduced to 1.00% per annum upon the occurrence of certain events. Borrowings under the Multicurrency Revolving Credit Facility that are denominated in any permissible currency other than euro bear interest at LIBOR plus a margin of 1.50% per annum, which margin will be reduced to 1.00% per annum upon the occurrence of certain events. The Multicurrency Revolving Credit Facility matures on March 15, 2007.

[4] Defined as modified EBITDA (operating income before depreciation, amortization, restructuring and other one-time items) plus dividends received from Veolia Environnement, Cegetel Groupe SA and Maroc Telecom.

Unaudited, French GAAP Basis

Vivendi Universal is required to pay commitment fees at an annual rate of 50% of the then applicable margin on the undrawn, uncanceled amount of each bank’s commitment until the final maturity date of the Multicurrency Revolving Credit Facility. Accrued commitment fees are payable quarterly in arrear and on the final maturity date of the Multicurrency Revolving Credit Facility. Vivendi Universal is also required to pay an utilization fee at a rate of 0.05% per annum on the aggregate amount of all loans then outstanding for each day the aggregate amount of all loans then outstanding exceeds 50% of the then total commitments under the Multicurrency Revolving Credit Facility. In addition, Vivendi Universal has agreed to pay certain fees to those banks that consented to certain waivers and consents under the Multicurrency Revolving Credit Facility. The amount of any such fee is computed at a rate of 0.20% per annum on the consenting bank’s commitment or, if greater, its participation in the loans on the applicable waiver fee date. Vivendi Universal pays also the facility agent an annual agency fee.

The respective obligations of Vivendi Universal and the guarantors under the Multicurrency Revolving Credit Facility rank pari passu with their obligations under the Dual Currency Credit Facility. The obligations of Vivendi Universal and the guarantors under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility are secured on a pro rata basis among the respective lenders as described above under the description of the Dual Currency Credit Facility.

The Multicurrency Revolving Credit Facility contains customary negative covenants which place restrictions on, among other things, the incurrence of certain security interests, disposal of assets and mergers or similar transactions. Furthermore, the Multicurrency Revolving Credit Facility places restrictions that prevent Vivendi Universal from making any substantial change to the general nature and scope of its business and its subsidiaries from that conducted on May 13, 2003.

The Multicurrency Revolving Credit Facility also requires Vivendi Universal and the subsidiary guarantors to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of insurance, compliance with environmental laws and notification of defaults. Vivendi Universal is also required to provide financial and other information to the facility agent. In addition, Vivendi Universal must maintain various financial ratios, including:

•	maximum ratios of net financial debt to cash modified EBITDA (as described above under the description of the Dual Currency Credit Facility);

•	minimum ratios of cash modified EBITDA to net financing costs (as described above under the description of the Dual Currency Credit Facility) and

•	maximum total gross financial debt (as described above under the description of the Dual Currency Credit Facility with the following additional ratios: €9.2 billion as of June 30, 2006, and €9.0 billion as of September 30 and December 31, 2006).

Subject to certain other exceptions, Vivendi Universal has also agreed to procure that the part of the net financial debt incurred by its subsidiaries shall not at any time exceed in the aggregate an amount equal to 30% of the net financial debt.

Any borrower under the Multicurrency Revolving Credit Facility may voluntarily prepay any loan made to it in whole or in part if the applicable borrower gives at least ten days’ notice, subject to a minimum payment threshold and integral multiple requirements. Provided the applicable borrower gives at least ten days’ notice, it may, without penalty or obligation to indemnify, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum threshold and integral multiple requirements; provided in the case of a voluntary prepayment/cancellation, that at the same time and in the same amount, a prepayment/cancellation is made under the Dual Currency Credit Facility.

Subject to certain exceptions, the Multicurrency Credit Facility is subject to, prior to the Release Condition Date, mandatory prepayment with certain proceeds, including but not limited to, 50% of net dividend proceeds, 16 2/3% of net equity issue proceeds and 16 2/3% of certain net asset disposal proceeds (other than the disposal of Veolia Environnement shares (of which 50% is required to be prepaid), and the disposal of Cegetel and SIT (of which 25% is required to be prepaid).

In addition, subject to certain conditions, the Multicurrency Revolving Credit Facility is subject to, regardless of Vivendi Universal’s rating, mandatory prepayment upon (a) Vivendi Universal’s failure to comply with the specified financial ratios or (b) the occurrence of a change of control.

The Multicurrency Revolving Credit Facility contains customary event of default provisions including, but not limited to, provisions relating to non-payment, misrepresentation and breach of other obligations under the loan documents, cross-default, insolvency and insolvency proceedings, material adverse changes, cessation of business and unlawfulness.

$920 million VUE Loan Agreement

On June 24, 2003, Vivendi Universal Entertainment LLLP entered into a $920 million loan agreement with Banc of America, N.A. and JPMorgan Chase Bank, as co-administrative agents, the lenders party thereto, Barclays Bank PLC, as syndication agent, and JPMorgan Chase Bank, as collateral agent and as paying agent (the VUE Loan Agreement). The full amount of the facility was drawn at closing and the proceeds have been used to repay the remaining outstanding portion of the Amended and Restated $1.62 billion loan dated November 25, 2002.

Borrowings under the VUE Loan Agreement are denominated in U.S. dollars and bear interest at either LIBOR plus a margin of 2.75% or ABR plus a margin of 1.75%. The loan will mature in 16 consecutive quarterly installments commencing on September 30, 2004, each of which shall be equal to, in the case of the first 12 installments, 0.25% of the loan principal and, in the case of each of the last four installments, 24.25% of the loan principal.

Unaudited, French GAAP Basis

Certain of VUE’s subsidiaries guarantee VUE’s obligations under the VUE Loan Agreement. VUE’s obligations as borrower and the guarantors’ obligations are secured by a first priority lien on the assets of VUE and the guarantors, and portions of the collateral may be released in certain transactions and circumstances. In addition, Vivendi Universal and certain of its subsidiaries have agreed to the subordination of inter-company indebtedness owing to them by VUE and the guarantors.

The VUE Loan Agreement contains negative covenants that restrict the ability of VUE and certain of its subsidiaries to engage in certain activities, including, but not limited to:

•	limitations on creating or permitting to subsist certain security interests on their assets;

•	limitations on disposals of assets;

•	limitations on the incurrence of indebtedness (including financial guarantees);

•	limitations on investment while an event of default is continuing;

•	limitations on restricted payments (unless the loans are rated investment grade), such as limitations on the payment of dividends or distributions of other amounts in respect of equity interests, as well as limitations on investments in, purchases of or other payments in respect of Vivendi Universal entities;

•	limitations on transactions with affiliates, sale and leaseback transactions, swap agreements, changes in fiscal periods, negative pledges, restrictions on subsidiary distributions, and permitted lines of business; and

•	limitations on fundamental changes, including mergers, consolidations, and amalgamations.

In addition, VUE must maintain certain financial ratios at all times, namely:

•	a maximum leverage ratio (consolidated indebtedness (defined to exclude certain items) to consolidated modified EBITDA for the period of four consecutive fiscal quarters) of 3.25 to 1.0 if the loans are not investment grade, or 3.75 to 1.0 if investment grade;

•	a maximum cash leverage ratio on or after December 31, 2003 (leverage ratio adjusted by substituting cash modified EBITDA for consolidated modified EBITDA) of 3.5 to 1.0 if the loans are not investment grade, or 4.0 to 1.0 if investment grade;

•	a maximum senior leverage ratio (leverage ratio adjusted by excluding from consolidated indebtedness any unsecured or subordinated indebtedness) of 3.0 to 1.0 if the loans are not investment grade, or 3.5 to 1.0 if investment grade;

•	a minimum coverage ratio (consolidated modified EBITDA to consolidated interest expense for any period of four consecutive fiscal quarters) of 3.5 to 1.0 if loans are not investment grade, or 3.0 to 1.0 if investment grade; and

•	a minimum ratio of cash modified EBITDA to consolidated fixed charges of 1.25 to 1.0 for any period of four consecutive fiscal quarters ending on or after December 31, 2003.

Unless the loans under the VUE Loan Agreement are rated investment grade, the VUE Loan Agreement (a) places limitations on the ability of VUE and its subsidiaries to make loans, advances or pay dividends to Vivendi Universal and certain of its subsidiaries that are not VUE or subsidiaries of VUE, (b) limits the net balance of loans between VUE and Vivendi Universal and its subsidiaries to an aggregate of $600 million (subject to an increase to $700 million if the leverage ratio has been reduced to 3.0 to 1.0) and (c) prohibits VUE from distributing the net proceeds from the disposal of certain assets unless the indebtedness associated with such assets has been retired or defeased, the cash leverage ratio is below a certain level and the loan is rated no less than BB and Ba2 by S&P and Moody’s, respectively, in each case with a stable outlook. The VUE Loan Agreement does not restrict the distribution of cash from operations if the cash leverage ratio is less than 2.5 to 1.0.

The VUE Loan Agreement also requires VUE and certain of its subsidiaries to observe certain affirmative covenants, including, but not limited to, relevant authorizations, maintenance of property and insurance, compliance with laws and obligations, provision of financial and other information, maintenance of the separateness of Vivendi Universal entities and VUE entities in respect of funds, accounts, records and corporate formalities, maintenance and contributions of collateral, interest rate protection and notification of defaults.

VUE may voluntarily prepay loans under the VUE Loan Agreement in whole or in part if it gives at least three business days’ notice, subject to a minimum payment threshold and integral multiple requirements. Subject to certain conditions, VUE must prepay the loans (or, in some cases, cash collateralize its obligations) under the VUE Loan Agreement with the proceeds of certain issuances of indebtedness, asset sales, issuances of equity interests and recovery events.

The VUE Loan Agreement contains customary default provisions relating to nonpayment, misrepresentation, breach of obligations under the loan documents, change in control, insolvency, liquidation, ineffectiveness of the security or guarantees, ERISA events, default of Vivendi Universal or its material subsidiaries and adverse judgments.

Unaudited, French GAAP Basis

4.     FORWARD LOOKING STATEMENTS

This report includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements include statements concerning Vivendi Universal’s plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to dispositions, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. In particular, a number of statements in the sections titled “2003 significant Transactions” and “Liquidity Update” contain forward-looking statements. Forward-looking statements can be identified by context. For example, words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts” and variations of such words or similar expressions indicate the presence of forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of operating trends, are based upon Vivendi Universal’s current expectations and various assumptions. Vivendi Universal’s expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause Vivendi Universal’s actual results to differ materially from the forward-looking statements contained in this report. These include, among others: satisfaction of the conditions specified in the transaction agreements related to the planned combination of VUE and NBC, including, without limitation, the receipt of required governmental and other third-party approvals of the transaction; the ability to successfully combine the businesses of VUE and NBC; the realization of revenue and cost synergy benefits from the VUE/NBC transaction; operating costs and business disruption following the VUE/NBC transaction, including adverse effects on relationships with employees; changes in the stock market and interest rate environment that affect revenues; the willingness of InterActiveCorp to agree to a restructuring of the VUE interests; the terms and conditions relating to a restructuring of all or some of the VUE interests; the costs of defeasing the series A VUE preferred interests; general economic and business conditions, particularly a general economic downturn; industry trends; the availability and terms of financing; the terms and conditions of asset disposals and the timing thereof; changes in ownership structure; competition; changes in business strategy or development plans; challenges to, or losses or infringements of intellectual property rights; customer preference; technological advancements; political conditions; foreign currency exchange rate fluctuations; legal and regulatory requirements and the outcome of legal proceedings and pending investigations; environmental liabilities; natural disasters; and war or acts of terrorism.

Vivendi Universal does not undertake and expressly disclaims any obligation to provide updates or to revise any forward looking statements.

Unaudited, French GAAP Basis

B- CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2003 (UNAUDITED)

CONSOLIDATED STATEMENT OF INCOME
(French GAAP, unaudited)

						Year ended
				Nine months ended September 30,		December 31,
			Note	2003	2002	2002

				(In millions of euros, except per share amounts)
Revenues				€18 267	€44 541	€58 150
Cost of revenues				(10 232)	(30 888)	(40 574)
Selling, general and administrative expenses				(5 386)	(9 891)	(12 937)
Other operating expenses, net				(76)	(267)	(851)

Operating income				2 573	3 495	3 788
Financing expense				(531)	(1 052)	(1 333)
Other financial expenses, net of provisions			6	(339)	(3 748)	(3 409)

Financing and other expenses, net				(870)	(4 800)	(4 742)

Income (loss) before exceptional items, income taxes, equity interest, goodwill amortization and minority interests				1 703	(1 305)	(954)
Exceptional items, net			6	481	1 333	1 049

Income (loss) before income taxes, equity interest, goodwill amortization and minority interests				2 184	28	95
Income tax expense			5	(845)	(878)	(2 556)

Income (loss) before equity interest, goodwill amortization and minority interests				1 339	(850)	(2 461)
Equity (losses) earnings of unconsolidated companies and sold affiliates	(a	)		(87)	(314)	(277)
Equity loss in Veolia Environnement impairment	(b	)		(190)	—	—
Goodwill amortization			2	(625)	(952)	(1 277)
Goodwill impairment			2	(161)	(11 000)	(18 442)

Loss before minority interests				276	(13 116)	(22 457)
Minority interests			3	(777)	(424)	(844)

Net loss				€(501)	€(13 540)	€(23 301)

Loss per basic share				€(0,47)	€(12,45)	€(21,43)

Weighted average common shares outstanding (in millions)	(c	)		1 070,8	1 087,9	1 087,4

The accompanying notes are an integral part of these unaudited consolidated financial statements.

(a)	Includes in the first nine months of 2003 the equity in earnings of the Consumer Press Division, which was sold in early February 2003. For the year ended December 31, 2002, includes VUP affiliates sold in 2002.

(b)	The impairment loss of €190 million corresponds to Vivendi Universal’s 20.4% interest in Veolia Environnement’s impairment of goodwill and other intangible assets (i.e., €440 million), after a “theoretical” impairment of goodwill initially recorded as a reduction of shareholder’s equity of €250 million, as prescribed by French GAAP. Please refer to Note 3 “Shareholders’ equity, minority interests and other equity” in “Consolidated Financial Statements at September 30, 2003”.

(c)	Excluding treasury shares recorded as a reduction of shareholders’equity.

Unaudited, French GAAP Basis

CONSOLIDATED BALANCE SHEET
(French GAAP, unaudited)

		September 30,	December 31,
	Note	2003	2002

		(In millions of euros)
ASSETS
Goodwill, net	2	€21 289	€20 062
Other intangible assets, net		12 035	14 706
Property, plant and equipment, net		6 101	7 686
Investments accounted for using the equity method		1 415	1 903
Other investments		3 395	4 138

Total long-term assets		44 235	48 495

Inventories and work-in-progress		961	1 310
Accounts receivable		8 106	9 892
Deferred tax assets	5	1 404	1 613
Short-term loans receivable		314	640
Marketable securities		13	88
Cash and cash equivalents	4	2 173	7 295

Total current assets		12 971	20 838

TOTAL ASSETS		€57 206	€69 333

LIABILITIES SHAREHOLDERS’ EQUITY
Share capital		€5 901	€5 877
Additional paid-in capital		6 022	27 687
Retained earnings		703	(19 544)

Total shareholders’ equity	3	12 626	14 020
Minority interests	3	4 475	5 497
Other equity	3	1 000	1 000
Deferred income		634	579
Provisions and allowances		2 313	3 581
Long-term debt	4	9 526	10 455
Other non-current liabilities and accrued expenses		3 217	3 894

		33 791	39 026

Accounts payable		11 216	13 273
Deferred taxes	5	6 762	7 857
Bank overdrafts and other short-term borrowings	4	5 437	9 177

Total current liabilities		23 415	30 307

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		€57 206	€69 333

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Unaudited, French GAAP Basis

CONSOLIDATED STATEMENT OF CASH FLOWS
(French GAAP, unaudited)

	Nine months ended September 30,		Year ended December 31,
	2003(1)	2002	2002

		(In millions of euros)
Cash flow — operating activities:
Net loss	€(501)	€(13 540)	€(23 301)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2 263	15 409	24 040
Equity loss in Veolia Environnement impairment	190	—	—
Financial provisions	(407)	3 430	2 895
Gain on sale of property and equipment and financial assets, net	(195)	(1 573)	(1 748)
Undistributed earnings from affiliates, net (2)	142	471	456
Deferred taxes	35	(112)	1 608
Minority interests	777	424	844
Changes in assets and liabilities, net of effect of acquisitions and dispositions	(151)	(1 780)	(124)

Net cash provided by operating activities	2 153	2 729	4 670
Cash flow — investing activities:
Purchase of property, plant, equipment and intangible assets	(979)	(2 942)	(4 134)
Proceeds from sale of property, plant, equipment and intangible assets	367	73	158
Purchase of investments(3)	(4 332)	(3 181)	(4 792)
Sale of investments (3)	1 394	3 674	10 987
Net decrease (increase) in financial receivables	160	284	(2 027)
Sales (purchases) of marketable securities	48	407	213

Net cash provided by (used for) investing activities	(3 342)	(1 685)	405
Cash flow — financing activities:
Net increase (decrease) in short-term borrowings	(4 805)	(765)	(5 991)
Notes mandatorily redeemable for new shares of Vivendi Universal	—	—	767
Proceeds from issuance of borrowings and other long-term debt	6 257	4 022	2 748
Principal payment on borrowings and other long-term liabilities	(4 646)	(3 704)	(1 854)
Net proceeds from issuance of common shares	70	1 574	1 622
Sales (purchases) of treasury shares (4)	(100)	2 131	1 973
Cash dividends paid	(773)	(1 249)	(1 300)
Cash payment to InterActiveCorp	—	(1 765)	(1 757)

Net cash provided by (used for) financing activities	(3 997)	244	(3 792)
Effect of foreign currency exchange rate changes on cash and cash equivalents	64	(146)	1 287

Change in cash and cash equivalents	€(5 122)	€1 142	€2 570

Cash and cash equivalents:
Beginning	€7 295	€4 725	€4 725

Ending	€2 173	€5 867	€7 295

The accompanying notes are an integral part of these unaudited consolidated financial statements.

(1)	Includes 100% of SFR-Cegetel, Maroc Telecom and Vivendi Universal Entertainment which are controlled by Vivendi Universal with a 70% (since January 23, 2003), 35% and 86% interest respectively as at September 30, 2003. The cash contribution from these companies for the nine months ended September 30, 2003 is disclosed in section 6.4 “Selected contribution data to consolidated statement of cash flows as of September 30, 2003”.

(2)	Includes the reversal of equity in earnings of sold affiliates.

(3)	Includes net cash from acquired and disposed companies, particularly an investment of €4 billion in Cegetel Groupe SA on January 23, 2003.

(4)	Including impact of settlement of put options on treasury shares (€104) million as of September 30, 2003.

Unaudited, French GAAP Basis

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(French GAAP, unaudited)

	Common shares		Addition		Net
			Paid-in	Retained	Income	Shareholders ’
	Number	Amount	Capital	Earnings	(Loss )	Equity

	(Thousands)		(In millions of euros)
Balance at December 31, 2001	1 085 828	5 972	28 837	15 536	(13 597)	36 748
Net loss for the year 2002	—	—	—	—	(23 301)	(23 301)
Foreign currency translation adjustment	—	—	—	(3 615)	—	(3 615)
Appropriation of net income	—	—	—	(13 597)	13 597	—
Dividends paid, €1 per share	—	—	(890)	(421)	—	(1 311)
Goodwill from business combination reversed	—	—	—	1 001	—	1 001
Conversion of ex-Seagram exchangeables	11 463	63	848	(887)	—	24
Conversion of ex-Seagram stock options	1 239	7	92	—	—	99
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	1 396	8	48	—	—	56
Common shares cancelled (treasury shares)	(31 367)	(173)	(1 248)	—	—	(1 421)
Treasury shares allocation	—	—	—	5 907	—	5 907
Release of revaluation surplus and other	—	—	—	(167)	—	(167)

Balance at December 31, 2002	1 068 559	5 877	27 687	3 757	(23 301)	14 020

Net loss for the period	—	—	—	—	(501)	(501)
Foreign currency translation adjustment	—	—	—	(950)	—	(950)
Appropriation of net income	—	—	(21 789)	(1 512)	23 301	—
Conversion of ex-Seagram exchangeables	1 576	9	116	(125)	—	—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	3 358	19	18	—	—	37
Common shares cancelled (treasury shares)	(665)	(4)	(10)	—	—	(14)
Treasury shares allocation	—	—	—	14	—	14
Release of revaluation surplus and other	—	—	—	20	—	20

Balance at September 30, 2003	1 072 828	5 901	6 022	1 204	(501)	12 626

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Unaudited, French GAAP Basis

NOTE 1.     DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

1.1. Description of business

Vivendi Universal is a major player in media and telecommunications.

Media

- Canal Plus Group produces and distributes digital and analog pay-TV in France (principally through its premium channel, Canal+, and its digital satellite platform, CanalSatellite). Canal Plus Group is a leading European studio through its wholly-owned subsidiary, StudioCanal, which owns the world’s third largest film library, involved in the production, co-production, acquisition and distribution of feature films and television programs. Vivendi Universal owns 100% of Canal Plus Group, which in turn owns 49% of Canal+ S.A., which holds the broadcast license for the premium channel Canal+, and 66% of CanalSatellite.

- Universal Music Group (UMG) is a recorded music business. UMG acquires, manufactures, markets and distributes recorded music in 71 countries. In addition to its recorded music business, UMG also publishes music. UMG manufactures, sells and distributes music video and DVD products, and owns mail-order music/video clubs. Vivendi Universal owns approximately 92% of UMG.

- Vivendi Universal Games (VU Games) is a world leader in educational software and console and PC games. Vivendi Universal owns 99% of VU Games.

- Vivendi Universal Entertainment (VUE) is a US-based entertainment company active in the film, television, and theme parks and resorts businesses. Vivendi Universal owns approximately 86% of VUE. On October 8, 2003, Vivendi Universal and General Electric (“GE”), among others signed a definitive agreement for the combination of NBC and VUE. The new company will be 80%-owned by GE, and 20%-owned by the shareholders of VUE.

Telecommunications

- Cegetel Groupe (SFR-Cegetel) is France’s N°2 telecommunications operator with mobile services through its 80% owned subsidiary, SFR, and fixed-line services through its 90% owned subsidiary, Cegetel SA. Vivendi Universal owns 70% of Cegetel Groupe.

- Maroc Telecom is the incumbent fixed-line and the leading mobile telecommunications operator in Morocco. Vivendi Universal holds a 35% stake in Maroc Telecom. Through its control of the supervisory and management boards, Vivendi Universal exercises day-to-day control over the business and, as a result, consolidates Maroc Telecom in its financial statements.

1.2. Summary of significant accounting policies and practices

The first nine-month consolidated financial statements of Vivendi Universal have been prepared in accordance with the generally accepted accounting principles issued by the “Comité de la Règlementation Comptable” and according to the Recommendation of the “Conseil National de la Comptabilité” with respect to interim financial statements.

The accounting policies applied for the consolidated financial statements as at September 30, 2003 are the same as those used for the consolidated financial statements as at December 31, 2002. Taxes for the first nine months of 2003 have been calculated on the basis of the estimated, effective, annual tax rate applied to the pre-tax, first nine-month results adjusted for any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. Employee bonuses and pension plan commitments have been included in the first nine-month accounts at 75% of the estimated actual cost for 2003.

The accompanying consolidated financial statements are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operation and cash flows for the period presented in accordance with accounting principles generally accepted in France applicable to interim periods. The first nine-months consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Vivendi Universal for the year ended December 31, 2002, as published in the 2002 “Document de Référence” (annual report) that was registered under number R.03-072 with the “Commission des Opérations de Bourse” (COB) on May 7, 2003 and the three updates of the 2002 “Document de Référence” filed with the COB on June 26, 2003, July 22, 2003 and October 17, 2003.

Vivendi Universal, under previous management announced that it intended to fully adopt US GAAP reporting standards beginning in 2002 as supplemental financial information for investors. Following the change in senior management in July 2002, it was decided that Vivendi Universal, as a French Company, would prospectively only report its primary financial statements in French GAAP with a reconciliation to US GAAP. Vivendi Universal, however, also publishes selected US GAAP financial information as required under certain of its debt agreements.

Unaudited, French GAAP Basis

NOTE 2.     GOODWILL AND OTHER INTANGIBLE ASSETS

2.1. Changes in goodwill

			Accumulated	Goodwill,
		Goodwill	Amortization	Net

		(In millions of euros)
Balance at December 31, 2002		€51 750	€(31 688)	€20 062
Acquisition of 26 % interest in Cegetel Groupe SA	(1)	3 192	—	3 192
Disposition of Telepiù		(1 754)	1 754	—
Disposition of Canal + Technologies		(2 336)	2 290	(46)
Other changes in consolidation scope		(1 070)	962	(108)
Amortization	(2)	—	(625)	(625)
Impairment		—	(161)	(161)
Foreign currency translation adjustments		(2 215)	705	(1 510)
Other	(3)	(1 038)	1 523	485

Balance at September 30, 2003		€46 529	€(25 240)	€21 289

(1)	Vivendi Universal is currently performing the purchase price allocation to the extent of its interest obtained in this transaction. On a preliminary basis, the difference between the purchase price and the net assets acquired, i.e., €3.2 billion, has been recorded as goodwill amortized on a straight-line basis over 40 years.

(2)	Includes an exceptional amortization of €129 million at Canal Plus Group, which was recorded in order to offset the reversal of the Disney provision. This provision was reversed through operating income in the first quarter of 2003 when the turn-around of the Telepiù subscriber base in the fourth quarter of 2002 and the first quarter of 2003 made the Disney contract profitable.

(3)	Includes a reclassification of €600 million of the goodwill impairment recorded in respect to UMG as a reduction of the carrying value of music catalogues of €945 million net of related deferred tax liabilities of €345 million. “Other” also includes a reclassification of €249 million of the goodwill impairment recorded in respect to Canal Plus Group as a reduction of the carrying value of the film library of Studio Canal (€110 million), of certain affiliates accounted for using the equity method (€99 million), and other assets (€40 million).

2.2. Final purchase price allocation of the entertainment assets of InterActiveCorp

The following table represents the final purchase price allocation of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc), acquired in May 2002.

Entertainment
Assets of
InterActiveCorp

(In millions of euros)
Film costs	€891
Accounts receivable	343
Property, plant and equipment	39
Identifiable intangible assets	1 200
Accounts payable and accrued expenses	(287)
Obligations for program rights and film costs	(447)
Other, net	(98)
Goodwill	9 494

Purchase price	€11 135

The fair value of the consideration exchanged in the acquisition of the entertainment assets of InterActiveCorp was determined by management with the assistance of an independent appraiser. Vivendi Universal Entertainment (VUE) retained Standard & Poor’s Valuation Services to analyze the fair value of InterActiveCorp’s tangible and intangible entertainment assets.

2.3. Review of the carrying value of goodwill and other intangible assets

In 2001 and 2002, in view of the continued deterioration of the economy since December 2001, as well as the decline of media and telecom assets, which occurred following the announcement of the Vivendi, Seagram and Canal Plus merger in June 2000, combined with the impact of higher financing expenses, the Group recorded an impairment charge of goodwill and other intangible assets of €12.9 billion for the year ended December 31, 2001 and €18.4 billion for the year ended December 31, 2002, i.e., a cumulative amount of €31.3 billion before minority interest and impairment of goodwill previously recorded as a reduction of shareholders’ equity.

In accordance with both Vivendi Universal’s accounting principles consistently applied since the end of 2001 and the recommendation of the COB, Vivendi Universal assessed, with the assistance of an independent third-party appraiser, the

Unaudited, French GAAP Basis

events as at June 30, 2003 that could indicate a potential reduction in the value of the business units. In respect of Vivendi Universal Entertainment (VUE), Canal Plus Group, Maroc Telecom and Vivendi Universal Games (VU Games), the independent appraiser concluded there were no triggering events that would indicate any reduction in the value of these assets compared to the end of 2002.

In respect to VUE, the management believes that the VUE/NBC transaction signed on October 8, 2003, gives no indication of any reduction of the carrying value in dollars of VUE, with the exception of potential foreign exchange adverse effect due to the euro/dollar exchange rate.

In respect to VU Games, the management of Vivendi Universal performed a subsequent review in search of a potential unfavourable change in value since June 30, 2003 and reached the same conclusion.

In respect to Universal Music Group (UMG), the management of Vivendi Universal and the independent appraiser noticed that it was difficult to assess the events that had happened from the beginning of 2003. On the one hand, the first two quarters of 2003 registered a decrease in activity that was slightly larger than expected but with significant differences between countries and significant impact of the slippage encountered by some important releases. This unfavorable trend was nevertheless broadly in line with the assumptions made for the valuation of UMG at the end of 2002. On the other hand, some events that suggest a positive trend of the market seem to be emerging. They mainly consist of improvement in anti-piracy enforcement activities and the promising success of legitimate on-line music distribution. Furthermore, the management of Vivendi Universal believes that the lately announced new pricing policy to begin in the fourth quarter 2003 will also improve this trend. However, the positive effect of such events has yet to be confirmed. Given the above facts and events, the management of Vivendi Universal has determined that the decline in activity and results of the first half of 2003 gives no indication of a material change in the value of UMG as at June 30, 2003 compared to December 31, 2002.

The revision of the reporting units’ business plan taking place in the fourth quarter will enable the management of Vivendi Universal to re-assess the value of each reporting unit at such time and determine whether any impairment has occurred. Vivendi Universal will then perform its annual impairment review during the fourth quarter of 2003.

NOTE 3.     SHAREHOLDERS’ EQUITY, MINORITY INTERESTS AND OTHER EQUITY

3.1. Goodwill recorded as a reduction of shareholders’ equity

Vivendi Universal previously recorded goodwill as a reduction of shareholders’ equity pursuant to rules issued by the COB in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathe in 1998 and 1999, the acquisition of US Filter and an additional investment in Canal Plus Group in 1999.

As a matter of principle, in accordance with the applicable recommendation of the COB, Vivendi Universal determines goodwill impairment based on total goodwill, including the portion originally recorded as a reduction of shareholders’ equity, net of theoretical goodwill amortization accumulated since the acquisition. As of September 30, 2003, the “theoretical” goodwill impairment amounted to €250 million. It related only to the impairment recorded by Veolia Environnement. Vivendi Universal’s 20.4% interest in this impairment amounted to €440 million, of which €250 million was recognized as a reduction of the remaining goodwill recorded as a reduction of shareholders’ equity and €190 million was recorded as an impairment charge in the unaudited interim consolidated statement of income.

After “theoretical” straight-line amortization and the cumulative “theoretical” goodwill impairment recognized since 2001, the net goodwill recorded as a reduction of shareholders’ equity is now €0.

3.2. Change in minority interests

		September 30,	December 31,
		2003	2002

		(In millions of euros)
Opening balance		€5 497	€10 208
Changes in consolidation scope	(1)	(819)	(4 229)
Minority interests in earnings of consolidated subsidiaries		777	844
Dividends paid by consolidated subsidiaries		(773)	(200)
Impact of foreign currency fluctuations on minority interests		(241)	(798)
Other changes		34	(328)

Closing balance		€4 475	€5 497

(1)	As at December 31, 2002, included the 5.44% and 1.50% of common interests in VUE and the related put options issued to InterActiveCorp and Barry Diller, respectively, in connection with Vivendi Universal’s acquisition of the entertainment assets of InterActiveCorp. The values of the put options granted to InterActiveCorp and Barry Diller were determined by an independent third party valuation firm and amount to $0 and $75 million respectively.

3.3. Other equity: notes mandatorily redeemable in new shares of Vivendi Universal

In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to the bondholders on November 28, 2002, for an amount of €233 million. The bondholders can call for redemption of the bonds in new shares at any time after May 26, 2003, at the minimum redemption rate of 1 - (annual rate of interest x outstanding bond lifetime expressed in years). Only new shares can be used for reimbursement,

Unaudited, French GAAP Basis

and the holders would have the same rights as the shareholders if Vivendi Universal goes into receivership. As a consequence, the notes are classified in other equity in pursuance of French GAAP.

3.4. Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE)

In April 1999, Veolia Environnement, a then wholly-owned subsidiary of Vivendi Universal, issued convertible and exchangeable bonds (OCEANE) to the public for an aggregate amount of €2,850 million that mature in January 2005. Upon the IPO of Veolia Environnement in July 2000, some of the bonds were converted into Veolia Environnement shares. The residual bonds are now only convertible, at the option of the bondholders, into Vivendi Universal shares (which may be treasury shares or newly issued shares). As at September 30, 2003, 5,331,058 bonds were outstanding and convertible into 16,654,225 Vivendi Universal shares.

NOTE 4.     DEBT

4.1. Financial net debt

Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring the Company’s indebtedness. Financial net debt is calculated as a simple sum of long-term debt and bank overdrafts and short-term borrowings less cash and cash equivalents, in each case, as reported on Vivendi Universal’s balance sheet. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the balance sheet, as well as other measures of indebtedness reported in accordance with generally accepted accounting principles. Vivendi Universal’s management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.

	September 30, 2003

			Bank overdrafts and other short-term
			borrowings

			Current		Total
			portion of		short-
	Long-term		long-term	Other short-	term
	Debt		debt	term debt	debt	Total

	(in millions of euros)
€ 3 billion multicurrency revolving credit facility	—		—	1 581	1 581	1 581
€ 2.5 billion dual currency facility	1 000		—	—	—	1 000
VUE securitization program	653		—	—	—	653
VUE – $920 million loan agreement	800		—	—	—	800
Capital leases	172	(2)	—	—	—	172
Other secured debt	196	(3)	—	7	7 (4)	203

Total secured debt (1)	2 821		—	1 588	1 588	4 409

VUE class A&B preferred interests	2 252	(5)	—	—	—	2 252
Other	261	(3)	623	416	1 039 (4)	1 300

Total unsecured subsidiary debt	2 513		623	416	1 039	3 552

Senior notes (2010)	1 138		—	—	—	1 138
Senior notes (2008)	1 348		—	—	—	1 348
Veolia Environnement exchangeable 2%	28	(6)	—	—	—	28
Vivendi Universal convertible 1.25%	—		1 699 (7)	—	1 699	1 699
Vinci exchangeable 1%	527	(8)	—	—	—	527
Seagram remaining debt	93	(9)	—	—	—	93
Subordinated securities	23		—	—	—	23
Other	1 035	(3)	802	309	1 111 (4)	2 146

Total other unsecured debt	4 192		2 501	309	2 810	7 002

Gross debt	9 526		3 124	2 313	5 437	€14 963

Cash and cash equivalents						€(2 173)

Financial net debt						€12 790

(1)	The debt is considered as secured whenever the creditor or creditors of the debt is or are backed (1) by a pledge on the borrower or/and its guarantors’ assets and/or (2) by guarantees provided by the borrower and/or its guarantors.

Unaudited, French GAAP Basis

(2)	Lease contracts including a purchase option in favor of the lessee (French “credit bail” contracts) also include various rental guarantees relating to real-estate defeasance transactions.

(3)	Comprised of numerous individual items (of which bonds of €873 million and other financial long-term debt of €619 million) for a total of €915 million in fixed interest rate debt with interest rates ranging from 0% to 15%, maturing from 2004 to 2040 and €577 million in variable interest rate debt with interest rates ranging from EURIBOR -0.27% to LIBOR USD +8.0%, maturing from 2004 to 2009.

(4)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €1590 million is fixed interest rate debt with interest rates ranging from 0% to 8.39% and €567 million is variable interest rate debt with interest rates of EURIBOR +0% and EONIA $+0.5%.

(5)	In May 2002, Vivendi Universal acquired the entertainment assets of InterActiveCorp. Following this transaction, InterActiveCorp received VUE class A and class B preferred interests, the liquidation amount of which was $750 million and $1.75 billion (the latter being exchangeable for 56.6 million common shares in InterActiveCorp, via put and call options agreed between Vivendi Universal and InterActiveCorp). These preferred interests mature at 20 years and have the following characteristics:

- class A preferred interests: Paid-In-Kind (PIK) interest at 5% per year,

- class B preferred interests: cash interest at 3.6% and PIK interest at 1.4% per year.

(6)	In February 2001, Vivendi Universal issued 32,352,941 bonds exchangeable, at any time after April 17, 2001, for shares in Veolia Environnement (interest 2%; yield to maturity 3.75%; expiring March 2006; nominal value €55.90, or 30% above the average weighted price of Veolia Environnement shares the previous day). Following the exercise of the put by investors in March 2003, Vivendi Universal reimbursed most of Veolia Environnement exchangeable bonds at a total cost of €1.8 billion.

(7)	In January 1999, Vivendi issued 6,028,363 bonds at a unit par value of €282 earning interest at 1.25%, with a conversion/ exchange option at a rate of one bond for 3,124 existing or new shares. Redemption price is at par. Vivendi Universal can redeem these bonds in full at any time between January 1, 2002 and December 31, 2003, if the average price of Vivendi Universal shares exceeds 115% of the adjusted par value. These bonds will be redeemed in full on January 1, 2004 at par.

(8)	In February 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of €527.4 million. The bonds bore interest at 1%, with 3.75% yield to maturity, and matured on March 1, 2006. The issue price was €77.35, 30% above the previous day’s closing rates for Vinci shares. This transaction allowed Vivendi Universal to complete its disengagement from Vinci, by exchanging its residual interest of 8.2% as at December 31, 2001. These bonds were subject to early redemption by the holders on March 1, 2004 (redemption price €83.97 per bond). Revenue from this loan has been lent to Veolia Environnement in the amount of its capital interest in Vinci (1,552,305 shares of the 6,818,695 held by the Group) via a mirror loan of €120 million. The residual interest held by Vivendi Universal was placed on the market in 2002. To cover its obligations under the bond, Vivendi Universal concomitantly purchased, for €53 million, 5.3 million Vinci share options at a price of €88.81, corresponding to the bond par value as at March 1, 2006, in the absence of early redemption. On August 11, 2003, at the General Meeting for holders of these bonds, the majority of the investors who participated voted in favor of the proposal made to them by Vivendi Universal to increase the redemption price of the bonds from €88.81 to €93.25 at the maturity date of March 1, 2006. In return for the increase, the bond holders fully relinquished their right to exercise their early redemption option for March 2004. The new redemption price provides the holders with a gross return of 5.66% per annum from October 1, 2003 until maturity. Following the sale in September 2003 of the options bought in June 2002, Vivendi Universal purchased, for €16.5 million, 6.8 million Vinci share new options at a price of €93.25, corresponding to the bond par value as at March 1, 2006. In addition, the €130 million of the mirror loan (including accrued interest) was repaid by Veolia Environnement on September 30, 2003.

(9)	Following the merger of Vivendi, Canal+ and Seagram, Vivendi Universal reimbursed the majority of the Seagram credit lines in use at the time of the merger during the first quarter of 2001. This amount is made up of several credit lines with maturities extending as far as to 2023.

Unaudited, French GAAP Basis

	December 31, 2002

			Bank overdrafts and other short-term
			borrowings

			Current			Total
			portion of			short-
	Long-term		long-term	Other short-		term
	Debt		debt	term debt		debt	Total

	(in millions of euros)
€ 3 billion multicurrency revolving credit facility	—		—	3 000		3 000	3 000
VUE - $ 1,62 billion loan	—		—	1 573		1 573	1 573
Capital leases	274		—	—		—	274
Other secured debt	507	(2)	20	1 645	(3)	1 665	2 172

Total secured debt (1)	781		20	6 218		6238	7 019

VUE class A&B preferred interests	2 507		—	—		—	2 507
Other	1 355	(2)	120	651		771	2 126

Unsecured subsidiary debt	3 862		120	651		771	4 633

Veolia Environnement exchangeable 2%	1 809		—	—		—	1 809
Vivendi Universal convertible 1.25%	1 699		—	—		—	1 699
Vinci exchangeable 1%	527		—	—		—	527
BSkyB exchangeable 1%	—		1 440	—		1 440	1440
Seagram remaining debt	98		—	—		—	98
Subordinated securities	25		—	—		—	25
Other	1 654	(2)	416	312		728	2 382

Other unsecured debt	5 812		1 856	312		2 168	7 980

Gross debt	10 455		1 996	7 181		9 177 (4)	€19 632

Cash and cash equivalents							€(7 295)

Financial net debt							€12 337

(1)	The debt is considered as secured whenever the creditor or creditors of the debt is or are backed (1) by a pledge on the borrower or/and its guarantors’ assets and/or (2) by guarantees provided by the borrower and/or its guarantors.

(2)	Comprised of numerous individual items for a total of €2,309 million in fixed interest rate debt with interest rates ranging from 0% to 15%, maturing from 2004 to 2040 and €1,207 million in variable interest rate debt with interest rates ranging from LIBOR £-.58% to EURIBOR +3%, maturing from 2004 to 2012.

(3)	Including €850 million revolving credit facility, Société Générale €215 million and €275 million revolving credit facilities and CDC IXIS €200 million revolving credit facility.

(4)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €1,501 million are in fixed interest rate debt with interest rates ranging from 1% to 6.5% and €7,676 million are variable interest rate debt with interest rates of EURIBOR +0% and U.S. dollar LIBOR +5%.

4.2. Long-term debt detailed by currency

	September 30,	December 31,
	2003	2002

	(In millions of euros)
Euros	€3 871	€7 146
U.S. dollars	5 381	2 933
Other	274	376

Total long-term debt	€9 526	€10 455

Unaudited, French GAAP Basis

NOTE 5. INCOME TAXES

The reconciliation of the differences between the French statutory tax rate and Vivendi Universal’s effective income tax rate is as follows:

		September 30,	September 30,	December 31,
		2003	2002	2002

		%	%	%
French statutory rate	(1)	34,3	35,4	35,4
Nondeductible goodwill amortization	(2)	29,8	(33,5)	(35,1)
Long-term capital gains/losses taxed at lower tax rates		(3,1)	1,8	(2,4)
Tax losses		18,9	(7,7)	(13,4)
Other, net		(4,5)	(3,2)	3,2

Effective income tax rate		75,4	(7,2)	(12,3)

(1)	Tax rate applicable in France if the current income tax expense of the company does not exceed €0.7 million. Otherwise, the French statutory rate amounts to 35.3%. In such a case, this difference is reported in “other, net”.

(2)	Includes Vivendi Universal’s interest in Veolia Environnement impairment as of September 30, 2003.

Since December 31, 2002, the tax assets and liabilities have not changed significantly. The tax liabilities include notably deferred taxes reported by Seagram related to DuPont share redemption, the treatment of which is being challenged by the US Internal Revenue Service. As of December 31, 2002, the tax carry-forwards amounted to €8,383 million. The years ended December 31, 2000 to December 31, 2002 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of Vivendi Universal.

NOTE 6. ADDITIONAL FINANCIAL STATEMENT INFORMATION

          6.1. Other financial expenses, net of provisions

	Nine months ended September 30, 2003

	Financial	Financial
	expense	provisions,
	(expense) /	(accrual) /
	income	reversal	Total

	(in millions of euros)
Sale of InterActiveCorp warrants	(329)	454	125
Termination of LineInvest total return swap (1)	—	97	97
Sale of impaired investment in SBCP	29	—	29
Settlement of put options on treasury shares	(104)	104	—
Premium paid as part of Veolia Environnement exchangeable bond redemption	(63)	63	—
Premium paid as part of BSkyB exchangeable bond redemption	(39)	39	—
Mark to market of various call options	—	(26)	(26)
Sale of Vinci call options	(39)	13	(26)
Fees related to the implementation of the refinancing plan	(41)	—	(41)
Provision on interest rate swaps	—	(57)	(57)
Depreciation on investments	—	(73)	(73)
Amortization of deferred charges related to bonds issuances, facilities and others	—	(180)	(180)
Foreign exchange losses	(193)	—	(193)
Other, net	33	(27)	6

	€(746)	€407	€(339)

(1)	In 2002, Vivendi Universal recorded a provision of €97 million ($100 million) to cover a market risk under the terms of the total return swap agreed with LineInvest in the case of payment by AOL Time Warner in its own shares in connection with the sale of certain preferred shares of AOL Europe. Following the termination of the total return swap and the payment in cash in May 2003, the provision was reversed.

Unaudited, French GAAP Basis

	Nine months ended September 30, 2002

	Financial	Financial
	expense	provisions,
	(expense) /	(accrual) /
	income	reversal	Total

	(in millions of euros)
Sale of Vinci shares	153	—	153
Reversal of Vizzavi 2001 impairment following its disposition to Vodafone	—	130	130
Foreign exchange gain	25	—	25
Fees related to the implementation of the refinancing plan	(23)	—	(23)
Amortization of deferred charges related to bonds issuances, facilities and others	—	(88)	(88)
Depreciation of Softbank Capital Partner (SBCP) investment	—	(120)	(120)
Contingent purchase price on Rondor Music	—	(127)	(127)
Depreciation of DuPont shares	—	(173)	(173)
Depreciation of premium on Vivendi Universal call options granted to BNP	—	(226)	(226)
Potential market risk on AOL Time Warner shares	—	(270)	(270)
Depreciation of investment in Sithe Energies	—	(284)	(284)
Depreciation of investment in Hungarian telecom	—	(385)	(385)
Depreciation of investment in Elektrim Telekomunikacja	—	(610)	(610)
Depreciation of investment in Echostar	—	(685)	(685)
Losses related to put options on treasury shares	(475)	(238)	(713)
Other, net	2	(354)	(352)

	€(318)	€(3 430)	€(3 748)

6.2. Exceptional items, net (capital gains or losses, net of reversal of provisions)

Nine months ended September 30, 2003	Exceptional (expense)/ income

(In millions of euros)
Disposition of Telepiù	220
Disposition of Consumer Press Division	104
Dilution in Sogecable	72
Disposition of Comareg	42
Sale of international telecom assets	36
Disposition of internet subsidiaries	34
Disposition of Canal + Technologies	21
Other, net	(48)

€481

Nine months ended September 30, 2002	Exceptional (expense)/ income

(In millions of euros)
Disposition of 250 million of BSkyB shares	1 588
Disposition and dilution of Veolia Environnement	922
Disposition of Canal Digital	151
Disposition of Vizzavi	90
Disposition of business-to-business and health divisions	(268)
Reserve related to anticipated Telepiù disposition	(300)
Reserve related to anticipated Houghton Mifflin disposition	(900)
Other, net	50

€1 333

6.3. Depreciation and amortization

	Nine months ended September 30,
	2003	2002

	(In millions of euros)
Depreciation of property, plant and equipment	998	2 700
Amortization of other intangible assets	479	757
Goodwill amortization	625	952
Goodwill impairment	161	11 000

	€2 263	€15 409

Unaudited, French GAAP Basis

6.4. Selected contribution data to consolidated statement of cash flows as of September 30, 2003

			Vivendi
	SFR	Maroc	Universal
	Cegetel	Telecom	Entertainment

	(in millions of euros)
Net cash provided by operating activities	€1 766	€456	€451
Net cash provided by (used for) investing activities	(565)	(119)	145
Net cash provided by (used for) financing activities	(1 263)	(310)	(596)
Effect of foreign currency exchange rate changes	—	(13)	(7)

Change in cash and cash equivalents	€(62)	€14	€(7)

     NOTE 7. BUSINESS SEGMENT DATA

Each reportable segment is a business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. As at September 30, 2003, Vivendi Universal has two main activities with different segments: the media activity with Canal Plus Group, Universal Music Group, Vivendi Universal Games and Vivendi Universal Entertainment, and the telecom activity with SFR-Cegetel and Maroc Telecom. Management evaluates the performance of its segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of the operating segments.

Unaudited, French GAAP Basis

          7.1. Statement of Income

	Canal	Universal	Vivendi	Vivendi					Holding		Total
	Plus	Music	Universal	Universal	Media	SFR	Maroc	Telecom	&		Vivendi
	Group	Group	Games	Entertainment	Activity	Cegetel	Telecom	Activity	Corporate	Others (1)	Universal

	(In millions of euros)
September 30, 2003
Revenues	€3 184	€3 283	€317	€4 267	€11 051	€5 553	€1 101	€6 654	€—	€562	€18 267
Operating expenses exc. depreciation	(2 523)	(3 090)	(357)	(3 446)	(9 416)	(3 462)	(480)	(3 942)	(163)	(527)	(14 048)
Depreciation and amortization	(203)	(209)	(64)	(161)	(637)	(561)	(173)	(734)	(31)	(75)	(1477)
Other	(80)	(22)	(6)	32	(76)	(15)	9	(6)	(19)	(68)	(169)

Operating income (loss)	€378	€(38)	€(110)	€692	€922	€1 515	€457	€1 972	€(213)	€(108)	€2 573

	Canal	Universal	Vivendi	Vivendi					Holding		Environmental	Total
	Plus	Music	Universal	Universal	Media	SFR	Maroc	Telecom	&		Services	Vivendi
	Group	Group	Games	Entertainment	Activity	Cegetel	Telecom	Activity	Corporate	Others (1)	(2) (3)	Universal

	(In millions of euros)
September 30, 2002
Revenues	€3 511	€4 201	€502	€4 442	€12 656	€5 246	€1 115	€6 361	€—	€3 389	€22 135	€44 541
Operating expenses exc. depreciation	(3 251)	(3 727)	(394)	(3 492)	(10 864)	(3 428)	(547)	(3 975)	(208)	(2 884)
Depreciation and amortization	(303)	(334)	(72)	(181)	(890)	(600)	(206)	(806)	(49)	(351)
Other	14	45	1	(44)	16	(12)	(47)	(59)	3	(212)

Operating income (loss)	€(29)	€185	€37	€725	€918	€1 206	€315	€1 521	€(254)	€(58)	€1 368	€3 495

December 31, 2002
Revenues	€4 833	€6 276	€794	€6 270	€18 173	€7 067	€1487	€8 554	€—	€1 385	€30 038	€58 150
Operating expenses exc. depreciation	(4 609)	(5 315)	(623)	(5 073)	(15 620)	(4 738)	(701)	(5 439)	(483)	(1404)
Depreciation and amortization	(490)	(450)	(109)	(258)	(1 307)	(865)	(272)	(1 137)	(57)	(168)
Other	(59)	45	1	(123)	(136)	(15)	(46)	(61)	(125)	(298)

Operating income (loss)	€(325)	€556	€63	€816	€1 110	€1 449	€468	€1 917	€(665)	€(485)	€1 911	€3 788

(1)	Includes Publishing excluding Games, VTI excluding Maroc Telecom, Internet and Vivendi Valorisation.

(2)	Includes Veolia Environnement accounted for by using the equity method since December 31, 2002.

(3)	The results published by Veolia Environnement may differ from those presented by Vivendi Universal where non-material, inter-segment transactions impact the financial contribution from Veolia Environnement to the accounts of Vivendi Universal. Furthermore, the definition of operating income (loss) used by Vivendi Universal differs from the EBIT figure published by Veolia Environnement, as the latter does not include restructuring charges.

Unaudited, French GAAP Basis

           7.2. Balance sheet and consolidated statement of cash flows

	Canal	Universal	Vivendi	Vivendi					Holding		Total
	Plus	Music	Universal	Universal	Media	SFR	Maroc	Telecom	&		Vivendi
	Group	Group	Games	Entertainment	Activity	Cegetel	Telecom	Activity	Corporate	Others (1)	Universal

	(In millions of euros)
September 30, 2003
Goodwill	€3 749	€5 609	€52	€6 965	€16 375	€4 025	€761	€4 786	€47	€81	€21 289
Other intangible assets	1 620	3 028	281	5 448	10 377	1 233	312	1 545	56	57	12 035
Investments accounted for using the equity method	291	16	—	750	1 057	328	—	328	29	1	1 415
Total assets	€8 376	€10 614	€878	€18 424	€38 292	€10 287	€3 395	€13682	€2 934	€2 298	€57 206
Capital expenditures	€128	€26	€14	€88	€256	€565	€121	€686	€1	€36	€979

	Canal	Universal	Vivendi	Vivendi					Holding		Environmental	Total
	Plus	Music	Universal	Universal	Media	SFR	Maroc	Telecom	&		Services	Vivendi
	Group	Group	Games	Entertainment	Activity	Cegetel	Telecom	Activity	Corporate	Others (1)	(2)	Universal

	(In millions of euros)
December 31, 2002
Goodwill	€3 957	€5 479	€74	€8 637	€18 147	€919	€793	€1 712	€48	€155	€—	€20 062
Other intangible assets	2 895	4 218	303	5 480	12 896	1 205	333	1 538	64	208	—	14 706
Investments accounted for using the equity method	320	31	—	859	1 210	316	—	316	382	(5)	—	1 903
Total assets	€11 158	€12 581	€1 002	€21 302	€46 043	€7 190	€3 509	€10 699	€9 081	€3 510	€—	€69 333
Capital expenditures	€443	€92	€15	€167	€717	€595	€257	€852	€17	€143	€2 405	€4 134

(1)	Includes Publishing excluding Games, VTI excluding Maroc Telecom, Internet and Vivendi Valorisation.

(2)	Includes Veolia Environnement accounted for by using the equity method since December 31, 2002.

Unaudited, French GAAP Basis

NOTE 8.     COMMITMENTS, CONTINGENCIES AND LITIGATION

8.1. Commitments and contingencies

Vivendi Universal and its subsidiaries have various contractual obligations, commercial commitments and contingent liabilities assumed in the normal course of business, including sports rights, broadcasting rights, creative talent and employment agreements, lease obligations, and performance guarantees, among others. In addition, Vivendi Universal and its subsidiaries have entered into various guarantees or other agreements pursuant to which they have contingent liabilities not recorded as liabilities in the balance sheet. Commitments and contingencies are detailed in Note 8 Commitments and Contingencies to the unaudited consolidated financial statements of Vivendi Universal, included in the half year report ended June 30, 20035. Since that date, no significant change has taken place.

8.2. Litigation

Vivendi Universal is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations. A summary of the ongoing litigation against the Company and its update are contained in the Company’s “Document de Référence” and Form 20-F for the year ended December 31, 2002, and in Note 8 Commitments and Contingencies to the unaudited consolidated financial statements of Vivendi Universal, included in the half year report ended June 30, 2003, respectively. The following paragraphs update those disclosures through the date hereof:

Securities Class Action Litigation

Vivendi Universal is named as a defendant in a consolidated securities class action filed in the United States District Court for the Southern District of New York. That suit is captioned In re Vivendi Universal, S.A. Securities Litigation (Master File No. 02 CV 5571). On November 6, 2003, the U.S. District Court Judge issued an Opinion on Vivendi Universal’s motion to dismiss the consolidated class action complaint. As a result of that Opinion, issued at a preliminary stage of the proceedings, the class action plaintiffs are permitted to proceed with most of their claims against Vivendi Universal. Plaintiffs and defendants, including Vivendi Universal, have since filed motions asking the Court to reconsider certain findings in its Opinion. Those motions remain pending. This litigation was recently transferred to a new judge: Richard Holwell.

TVT Records and TVT Music

After a trial on liability in March 2003, IDJ and Cohen were found liable for breach of contract, tortious interference with contract, fraudulent concealment and copyright infringement. Following the subsequent damages trial, on May 6, 2003, the jury awarded TVT $132 million comprised of approximately $24 million in compensatory damages and $108 million in punitive damages. IDJ and Cohen filed post-trial motions on June 16, 2003, seeking to set aside the jury’s verdict. On September 2, 2003, the Court ordered a remittitur (or reduction) in the amount of punitive damages imposed by the jury on IDJ and Cohen; the reduction totalled $78,875,000. TVT elected to accept the reduced amount ($54,429,361) rather than pursue a new trial, and on September 23, 2003, the Court issued an amended final judgment against IDJ and Cohen in this amount. Notwithstanding the reduction in the judgment, IDJ and Cohen filed an appeal. In a September 17, 2003, order, the Court ruled that, in lieu of a surety bond, it would accept cash as security for the judgment against IDJ and Cohen. Accordingly, cash equivalent to 111% of the amended final judgment, together with interest through the date the amended final judgment is entered on the Court’s docket, has been deposited in an interest-bearing account maintained by the Court as security for the judgment.

Messier Termination Agreement

In the context of Vivendi Universal’s suit for damages against Mr. Messier and Mr. Licoys, based on their failure to obtain authorization by the Board of Directors before signing a termination agreement granting Mr. Messier severance payments amounting to €20.5 million, the Paris Tribunal de Commerce (Commercial Court) on December 8, 2003, decided to simultaneously hear Vivendi Universal’s claim and the objections thereto submitted by Messrs. Messier and Licoys. A hearing on procedural matters will take place on January 26, 2004. A further hearing on the parties’ claims and defenses will occur on March 1, 2004.

S.E.C. Lawsuit Related to the Messier Arbitration Award.

On September 24, 2003, a US Federal Court issued two orders, namely: (1) an “Order to Temporary Escrow Pursuant to Section 1103 of the Sarbanes-Oxley Act”, requiring Vivendi Universal to deposit €20,555,342 in an interest-bearing account subject to Court supervision, such funds to be disposed of only pursuant to further order of that Court; and (2) a “Temporary Order

[5] Filed with the SEC on a Form 6-K on October 1, 2003 and reported in the update of the 2002 “Document de Référence” filed with the COB on October 17, 2003.

Unaudited, French GAAP Basis

Enjoining Vivendi from Transferring Funds in Satisfaction of Arbitration Order and Enjoining Enforcement or Collection under Arbitration Order”, precluding any persons (including Mr. Messier) from taking any action to execute or otherwise collect under the State Court’s judgment, and further precluding Vivendi Universal and its banks from transferring any funds or assets to Mr. Messier or anyone on his behalf.

The Order to Temporary Escrow initially remained in effect for 45 days, but on November 6, 2003, was extended by a further 45 days at the request of the SEC. As a consequence of this extension, the amount of €20,555,342 claimed by Jean-Marie Messier in the United States remains frozen in escrow. If, before the end of the 90-day period referenced above, either Vivendi Universal or Mr. Messier is charged with violation of the U.S. federal securities laws, the Order to Temporary Escrow shall remain in effect, subject to Court approval, until the conclusion of any legal proceedings relating thereto. If no charges are brought within that period, the escrow shall terminate.

Investigation by the French Commission des opérations de bourse (“COB”)

On September 12, 2003, the COB issued its formal report following its investigation into certain practices at Vivendi Universal during the tenure of Jean-Marie Messier. The report indicates that its investigation might give rise to administrative sanctions against the Company under COB Regulation 98-07, which relates to the provision of information to the public. Vivendi Universal received the entire file (report and appendix) on October 31, 2003, and has three months from that date to review, analyse and respond to the COB report.

Unaudited, French GAAP Basis